Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

DIPLOMAT PHARMACY, INC.
(Name of Subject Company)

DIPLOMAT PHARMACY, INC.
(Name of Persons Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

25456K101
(CUSIP Number of Class of Securities)

Christina Flint
Senior Vice President, General Counsel and Secretary
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street
Flint, Michigan 48507
(888) 720-4450
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Gary D. Gerstman
Christopher R. Hale
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-2060

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Diplomat Pharmacy, Inc., a Michigan corporation ("Diplomat" or the "Company"), and the address of the principal executive offices of the Company is 4100 S. Saginaw Street, Flint, Michigan 48507. The telephone number for the Company's principal executive offices is (888) 720-4450.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the Company's common stock, no par value per share ("Company Common Stock"). As of the close of business on January 7, 2020, there were 76,000,791 shares of Company Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in "Item 1. Subject Company Information—Name and Address." The Company's website address is www.diplomat.is. The information on the Company's website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer and Merger

        This Schedule 14D-9 relates to the cash tender offer by Denali Merger Sub, Inc., a Michigan corporation ("Purchaser") and a direct wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation ("UnitedHealth Group" or "Parent"), to purchase (subject to the Minimum Tender Condition (as defined below)) all of the outstanding shares of Company Common Stock (each, a "Share" and collectively, the "Shares") at a purchase price per Share of $4.00 (such amount, or any other amount per Share paid pursuant to the Offer, the "Offer Price"), net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2020 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal") and other related materials (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated January 9, 2020 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the "Schedule TO"), filed jointly by Parent and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on January 9, 2020. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company's shareholders together with this Schedule 14D-9.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2019 (as amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. Upon the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser must, and Parent must cause Purchaser to, (i) no later than one (1) business day following any then-scheduled expiration of the Offer (if each Offer Condition (as defined below) has been satisfied or, if permitted by the Merger Agreement, waived at such time) irrevocably accept for payment all Shares that are validly tendered (and not properly withdrawn) pursuant to the Offer (provided, that, for the avoidance of doubt, if the date of such expiration is the Outside Date (as defined below), such acceptance must occur on the Outside Date) (such acceptance, the "Offer Closing") and (ii) following such acceptance, and promptly, and in any event within three (3) business days after the expiration date of the Offer, pay for all such Shares. The date and time at which the Offer Closing occurs is referred to as the "Acceptance Time." For purposes hereof, the "Outside Date" means June 9, 2020, which is the date that is six (6) months after December 9, 2019, subject to an extension of an additional six (6) months if either Parent or the Company notifies the other, as applicable, of its election to extend the Outside Date, if the HSR Condition (as defined below) has not been satisfied or, to the extent permitted by law, waived or if any governmental entity of competent jurisdiction has issued or entered any judgment (relating to an antitrust law) or any law has been adopted that enjoins, restrains, prohibits, prevents or makes illegal the making of the Offer, the consummation of the Offer or the Merger.

        The Merger Agreement further provides, among other things, that as soon as practicable on the same business day as the Acceptance Time, subject to the satisfaction or waiver (to the extent permitted) of the conditions in the Merger Agreement, and in accordance with the Michigan Business

Corporation Act, as amended (the "MBCA"), Purchaser will be merged with and into the Company (the "Merger" and together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), whereupon the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation") and will succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with Section 724 of the MBCA. The Merger will be effected pursuant to Section 703a(3) of the MBCA and, consequently, no vote of Diplomat's shareholders will be required to consummate the Merger.

        At the effective time of the Merger (the "Effective Time"), each Share and each outstanding award of shares of Company Common Stock subject to forfeiture restrictions or other restrictions ("Restricted Stock") issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are owned by the Company or held in the treasury of the Company and (ii) all Shares owned by Parent, Purchaser or any of their respective wholly owned subsidiaries (in each case, other than those held on behalf of any third party) (clauses (i) and (ii), collectively, the "Cancelled Shares")) will automatically be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"), and all such Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate representing a Share or non-certificated Share represented by book-entry that formerly represented any of the Shares entitled to receive the Merger Consideration will thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, subject to any required withholding of taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (to the extent permitted) of a number of conditions set forth in the Merger Agreement. As such, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares validly tendered (and not properly withdrawn) pursuant to the Offer if, among other things: (i) there has not been validly tendered and not properly withdrawn in accordance with the terms of the Offer prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, when added to the Shares (if any) directly or indirectly owned by Parent and its wholly owned subsidiaries, would equal at least a majority of the total number of Shares outstanding as of the date the Shares are accepted for payment in the Offer (the foregoing condition is referred to as the "Minimum Tender Condition"); (ii) any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger has not expired or been terminated (the foregoing condition is referred to as the "HSR Condition"); (iii) a governmental entity of competent jurisdiction has issued or entered any judgment that is in effect or a law shall have been adopted or be in effect that enjoins, restrains, prohibits, prevents or makes illegal the making of the Offer, the consummation of the Offer or the Merger, (iv) certain consents, authorizations and approvals have not been received or certain filings, applications and notices have not been made, in each case under certain state pharmacy laws, or (v) any of those other conditions set forth in Annex II to the Merger Agreement have not been satisfied or waived (to the extent permitted) (collectively, the "Offer Conditions").

        The Offer will initially expire at 12:01 a.m. (New York City time) on February 7, 2020, the date that is twenty-one (21) business days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act). Subject to the parties' rights to terminate the Merger Agreement pursuant to Article VII of the Merger Agreement and Purchaser's right to waive any Offer Condition (other than the Minimum Tender Condition), Purchaser must, and Parent must cause Purchaser to, (i) extend the Offer on one or more occasions, in consecutive increments of up to ten (10) business days (or such longer period as the parties may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Tender Condition) has not been satisfied or waived, until such time as each such condition has been satisfied or waived and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that Purchaser is not required to extend the Offer beyond the Outside Date. If, at any then-scheduled expiration of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, then Purchaser may and, if requested by the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer up to twenty (20) business days; provided, further, that Purchaser shall not be required to extend the Offer beyond the Outside Date.

        The foregoing summary of the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

        As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 9900 Bren Road East, Minnetonka, Minnesota 55343, and the telephone number at such offices is (952) 936-1300.

        In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, in the excerpts from the Company's proxy statement on Schedule 14A for the 2019 Annual Meeting of Shareholders, dated and filed with the SEC on April 24, 2019 (the "Proxy Statement"), which excerpts are filed as Exhibit (e)(28) to this Schedule 14D-9 and are hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company or any its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(28) to this Schedule 14D-9 includes the following sections from the Proxy Statement: "Board Matters—Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Named Executive Officer Compensation Tables," "Certain Relationships and Related Person Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

Arrangements with Parent and Purchaser or involving the Company

Merger Agreement

        The summary of the material terms of the Merger Agreement set forth in Section 13—"The Merger Agreement" of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 14—"Conditions of the Offer" of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company's public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and certain covenants contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure letter contains information that qualifies and creates exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations, warranties and covenants in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the director and officer indemnification provisions of the Merger Agreement (which are discussed in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance" below), the rights of the Company's shareholders to receive the Offer Price and the Merger Consideration and the holders of Restricted Stock, Company RSUs (as defined below) and Company options to receive the consideration described in the Merger Agreement, nothing in the Merger Agreement confers any rights, benefits or remedies upon any person other than the parties to the Merger Agreement (and their respective successors and permitted assigns). The Company's shareholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

        The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

        Concurrently with the execution of the Merger Agreement, Philip R. Hagerman and certain persons and entities affiliated with Philip R. Hagerman (the "Hagerman Parties") entered into a Tender and Support agreement, dated December 9, 2019 (the "Tender and Support Agreement"), with Parent and Purchaser. Pursuant to the Tender and Support Agreement, the Hagerman Parties have agreed (solely in their capacities as shareholders of the Company), among other things, (i) to validly tender or cause to be tendered in the Offer all of the Shares owned beneficially or of record by the Hagerman Parties, together with any other Shares that are issued to or otherwise acquired or owned by the Hagerman Parties prior to the termination of the Tender and Support Agreement (collectively, the "Subject Shares"), (ii) not to withdraw or cause to be withdrawn any of the Subject Shares from the Offer, unless and until (a) the Offer has been terminated or expired with no further extensions or re-extensions of the Offer being permitted or required in accordance with the terms of the Merger Agreement or (b) the Tender and Support Agreement has been terminated in accordance with its terms, (iii) to vote or cause to be voted at any annual or special meeting of the shareholders of the Company the Subject Shares (a) in favor of approval of the adoption of the Merger Agreement and the transactions contemplated thereunder and any other matter necessary for consummation of the Transactions and (b) against any agreement or arrangement related to or in furtherance of any Competing Proposal (as defined in the Merger Agreement), (iv) not to transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to, any or all of the Hagerman Parties' equity interests in the Company, including any Subject Shares, or any right or interest therein (or consent to any of the foregoing), (v) not to take or permit any action that would in any way restrict, limit or interfere with the performance of the Hagerman Parties' obligations under the Tender and Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of the Hagerman Parties therein untrue or incorrect, (vi) unless the Merger Agreement has been terminated, not to take, or fail to take, any action that would be a breach of the non-solicitation provision of the Merger Agreement if taken, or not taken, by the Company, (vii) that they, as well as their respective representatives and affiliates, may participate in discussions and negotiations with any person (or its representatives) from whom the Company has received a bona fide written Competing Proposal that did not result from a breach of the non-solicitation provision of the Merger Agreement if and to the extent that (a) the Company is entitled to, and is, engaging in discussions or negotiations with such person in accordance with the applicable provisions of the Merger Agreement and (b) such shareholder's and its representatives' negotiations and discussions are in conjunction with the Company's discussions and negotiations and otherwise comply with the applicable provisions of the Merger Agreement as if such shareholder and its representatives were bound thereby and (viii) to not, and to use commercially reasonable efforts to cause its affiliates not to, make any Competing Proposal.

        The Tender and Support Agreement will terminate with respect to a Hagerman Party upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the entry into any material amendment or modification to the Merger Agreement without the consent of such Hagerman Party that results in a decrease in, or change in the form of, the Offer Price or the Merger Consideration (except as otherwise permitted under the Merger Agreement), (iv) the date the Offer terminates or expires with no further extensions or re-extensions of the Offer being permitted or required under the Merger Agreement without acceptance for payment of the Subject Shares or (v) the mutual written consent of Parent and such Hagerman Party.

        The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company

        The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company shareholders generally. The Board of Directors of the Company (the "Board") was aware of these potentially differing interests (including, but not limited to, as a result of the accelerated vesting and payment of certain equity awards and amounts that may become payable following a qualifying termination of employment under the Company's severance plan for executives, in each case, as discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions and make its recommendation to the Company's shareholders in respect of the Offer, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Background and Reasons for the Board's Recommendation—Reasons for the Recommendation."

        For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see "Item 8. Additional Information—Golden Parachute Compensation" below, which is incorporated herein by reference, and information contained in the sections entitled "Director Compensation" and "Compensation Discussion and Analysis" in the Proxy Statement.

Effect of the Offer and the Merger on Outstanding Equity Awards Held by the Executive Officers and Directors of the Company

        The following summary of the treatment of equity awards held by our executive officers and directors in connection with the Merger is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit (e)(1) and incorporated herein by reference.

  Company Options

        With respect to all Company options that are held by an individual who is not a former or terminated employee, including those held by the Company's executive officers, pursuant to the terms of the Merger Agreement, prior to the Effective Time, the Board or an appropriate committee of the Board will adopt resolutions to provide that each such outstanding Company option, whether vested or unvested, will be automatically converted into an option to purchase a number of shares of Parent common stock (the "Adjusted Option") equal to the product (rounded down to the nearest whole number) of (i) (A) in the case of a service-based Company option, the total number of shares of Company Common Stock subject to such Company option immediately prior to the Effective Time or (B) in the case of a performance-based Company option, the number of shares of Company Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Company Common Stock remaining subject to the award, if the performance period is scheduled to end after the Effective Time, and (ii) the Equity Award Conversion Ratio (as defined below), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Company Common Stock of such Company option immediately prior to the Effective Time divided by (2) the Equity Award Conversion Ratio, in each case, subject to the same terms and conditions, including vesting and exercisability, as applied to the Company option for which the Adjusted Option was exchanged, except for (x) performance-based vesting conditions for performance periods scheduled to end after the Effective Time, (y) any terms rendered inoperative as a result of the transactions contemplated by the Merger Agreement or (z) such other changes that are necessary for the administration of the Adjusted Option and not materially detrimental to the holder thereof.

        "Equity Award Conversion Ratio" means the Offer Price divided by the volume weighted average of the closing sale prices per share of Parent common stock on the New York Stock Exchange, as reported in the New York City edition of The Wall Street Journal (or, if not reported there, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third business day prior to the closing date of the Merger.

  Company Restricted Stock Units (RSUs)

        Pursuant to the terms of the Merger Agreement, prior to the Effective Time, the Board or an appropriate committee of the Board will adopt resolutions to provide that each outstanding Company RSU (other than any outstanding Company RSU that, by its terms as in effect as of the date of the Merger Agreement, automatically becomes fully or partially vested effective immediately prior to or upon the consummation of the transactions contemplated by the Merger Agreement ("accelerated RSUs")), will automatically be converted into a restricted stock unit award (the "Adjusted RSU") denominated in shares of Parent common stock and relating to a number of shares of Parent common stock equal to the product of (i) (A) in the case of a service-based Company RSU, the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, or (B) in the case of a performance-based Company RSU, the number of shares of Company Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Company Common Stock remaining subject to the award (less any shares of Company Common Stock vested at or prior to the Effective Time), if the performance period is scheduled to end after the Effective Time, multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares, in each case, subject to the same terms and conditions, including vesting and settlement, as applied to the Company RSU for which the Adjusted RSU was exchanged, except for (x) performance-based vesting conditions for performance periods scheduled to end after the Effective Time, (y) any terms rendered inoperative as a result of the transactions contemplated by the Merger Agreement or (z) such other changes that are necessary for the administration of the Adjusted RSU and not materially detrimental to the holder thereof. The Company's executive officers do not hold any accelerated RSUs.

  Restricted Stock

        In accordance with the Company's non-employee director compensation program, each of the Company's non-employee directors receives an annual grant of Restricted Stock. Under the terms of such grants, the Restricted Stock vests in full on the first anniversary of the grant date or, if earlier, upon a change of control of the Company, subject to the director's continued service to the Company through such vesting date. The Merger will constitute a change in control for such purposes. Therefore, the vesting of the Restricted Stock held by each of our non-employee directors will be accelerated in connection with the Merger. Pursuant to the terms of the Merger Agreement, each share of Restricted Stock will be automatically converted into the right to receive the Offer Price in cash, without interest.

        The foregoing summary of the treatment of Restricted Stock in connection with the Merger is qualified in its entirety by reference to the Diplomat Pharmacy, Inc. Non-Employee Director Compensation Program and Form of Restricted Stock Award Agreement (Non-Employee Directors), each attached hereto as Exhibit (e)(21) and (e)(10), respectively, and incorporated herein by reference.

Summary of Equity Award-Related Payments to the Executive Officers and Directors of the Company

  Non-Employee Directors

        The following table sets forth, as of January 7, 2020, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9, the number of shares of Restricted Stock and the cash proceeds, based on an Offer Price of $4.00 per share, that each non-employee director of the Company would receive in respect of the number of shares of Restricted Stock held by such director as of the date above in accordance with the treatment of Restricted Stock set forth in the Merger Agreement. All share numbers have been rounded to the nearest whole number. These numbers do not forecast any grants or forfeitures of equity awards following the date of this Schedule 14D-9. Depending on when the Effective Time occurs, certain awards shown in the table may vest or be forfeited in accordance with their terms.

Non-Employee Director Equity Award Summary Table

Name	Number of Shares of Restricted Stock (#)(1)	Value of Restricted Stock ($)
Kenneth O. Klepper	33,259	133,036
Benjamin Wolin	33,259	133,036
Regina Benjamin	33,259	133,036
David Dreyer	20,674	82,696
Philip R. Hagerman	33,259	133,036
Shawn C. Tomasello	33,259	133,306

(1)
As described above, the vesting of the Restricted Stock held by each of our non-employee directors will be accelerated in connection with the consummation of the Merger and by virtue of the Merger each share of Restricted Stock will be automatically converted into the right to receive the Offer Price in cash, without interest.

  Executive Officers

        The following table sets forth, as of January 7, 2020, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9, the number and estimated value, based on an Offer Price of $4.00 per share, of the outstanding vested Company options held by each of the Company's executive officers. All share numbers have been rounded to the nearest whole number. These numbers do not forecast any grants or forfeitures of equity awards following the date of this Schedule 14D-9.

Executive Officer Vested Equity Award Summary Table

Name	Vested Options (#)(1)	Value of Vested Options ($)(2)
Brian Griffin	27,117	0
Daniel Davison	0	0
Dave Loschinskey	53,169	0

(1)
As described above, Company options held by our executive officers will be converted into Adjusted Options in respect of Parent's common stock based on the Equity Award Conversion Ratio. Subject to certain limited exceptions, Adjusted Options will be subject to the same terms and conditions as were applicable under the Company options immediately prior to the Effective Time (including terms and conditions relating to vesting and exercisability).

(2)
Because the Offer Price of $4.00 per share is less than the exercise price per share of the Company options held by each of the Company's executive officers, no value is reported in this table for the Adjusted Options to be received by the Company's executive officers.

        The following table sets forth, as of January 7, 2020, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9, and assuming a qualifying termination of employment immediately thereafter, the number and cash values of each of the Company's executive officers' outstanding unvested Company options and unvested Company RSUs, in each case assuming all applicable performance measures were determined by the Board to be achieved at 100%. The values reported in the table are based on an Offer Price of $4.00 per share. All share numbers have been rounded to the nearest whole number. These numbers do not forecast any grants or forfeitures of equity awards following the date of this Schedule 14D-9. Depending on when the Effective Time occurs, certain awards shown in the table may vest or be forfeited in accordance with their terms.

Executive Officer Unvested Equity Award Summary Table

Name	Options (#)(1)	Value of Options ($)(2)	Restricted Stock Units (#)(3)	Value of Restricted Stock Units ($)
Brian Griffin	344,432	0	875,228	3,500,912
Daniel Davison	87,478	0	329,628	1,318,512
Dave Loschinskey	132,471	0	284,528	1,138,112

(1)
As described above, Company options held by our executive officers will be converted into Adjusted Options in respect of Parent's common stock based on the Equity Award Conversion Ratio. Subject to certain limited exceptions, Adjusted Options will be subject to the same terms and conditions as were applicable under the Company options immediately prior to the Effective Time (including terms and conditions relating to vesting and exercisability).

(2)
Because the Offer Price of $4.00 per share is less than the exercise price per share of the Company options held by each of the Company's executive officers, no value is reported in this table for the Adjusted Options to be received by the Company's executive officers.

(3)
As described above, Company RSUs held by our executive officers will be converted into Adjusted RSUs relating to a number of shares of Parent common stock based on the Equity Award Conversion Ratio. Subject to certain limited exceptions, Adjusted RSUs will be subject to the same terms and conditions as were applicable to the Company RSUs immediately prior to the Effective Time (including terms and condition relating to vesting and settlement).

  Severance Arrangements for Executive Officers and Directors of the Company

        The Company maintains the Diplomat Pharmacy, Inc. Executive Severance Plan (the "Severance Plan"), in which certain of the Company's executives participate, including each of Messrs. Griffin, Davison, and Loschinskey. The Severance Plan provides severance benefits to our executive officers in the event that their respective employment is terminated without "Cause" (as defined in the Severance Plan) or if they resign with "Good Reason" (as defined in the Severance Plan) (each such termination, a "Qualifying Termination"). Participation in the Severance Plan was conditioned upon the participant's execution of a participation and restrictive covenant agreement containing certain restrictive covenants, including non-competition, non-solicitation, and non-disparagement provisions, which generally last for eighteen (18) months (in the case of Messrs. Davison and Loschinskey) or twenty-four (24) months (in the case of Mr. Griffin) following a Qualifying Termination within twelve (12) months following the consummation of a change in control.

        In the event of a "Qualifying Termination" within twelve (12) months following the consummation of a change in control, our executive officers would be entitled to the following severance payments and benefits under the Severance Plan:

  •
  An amount equal to the product of (i) eighteen (18) (in the case of Messrs. Davison and Loschinskey) or twenty-four (24) (in the case of Mr. Griffin) multiplied by (ii) the participant's "Monthly CIC Severance Amount" (as defined below), with such amount payable in substantially equal installments over a specified severance period following the Qualifying Termination. The specified severance period is eighteen (18) months in the case of Messrs. Davison and Loschinskey and twenty-four (24) months in the case of Mr. Griffin. For all of our executive officers, "Monthly CIC Severance Amount" means the monthly base salary for such participant in effect immediately prior to the Qualifying Termination. In connection with the negotiation and execution of the Merger Agreement and effective as of the Effective Time, the Company entered into consent letters with each of the participants in the Severance Plan, including Messrs. Griffin, Davison, and Loschinskey, by which each participant consented to the exclusion from the Monthly CIC Severance Amount of the participant's target annual cash bonus for the calendar year in which the Qualifying Termination occurs. Copies of the consent letters entered into with Messrs. Griffin, Davison, and Loschinskey are filed as Exhibits (e)(3), (e)(4) and (e)(5) hereto, respectively, and are incorporated herein by reference.

  •
  Any accrued, but unpaid as of the date of the Qualifying Termination, annual cash bonus for any completed fiscal year preceding a Qualifying Termination, to be paid no later than March 15th following the year of such completed fiscal year.

  •
  An amount equal to the participant's target annual cash bonus for the calendar year in which the Qualifying Termination occurs prorated based on the number of days the participant remained an employee, to be paid within sixty (60) days of the Qualifying Termination.

  •
  Accrued benefits, if any, under any retirement plan or welfare plan that the participant is eligible to participate, in accordance with the terms of such plan(s).

  •
  If the participant timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), reimbursement from the Company equal to the difference between the cost of such COBRA continuation coverage and the amount active employees pay for health coverage, through the earlier of the end of the specified severance period and the participant becoming eligible for health insurance coverage under another employer's plan.

        For purposes of the Severance Plan:

  •
  "Cause" is defined as such term is defined in a written employment agreement in effect between the participant and the Company or any affiliate. If there is no such employment agreement in effect or if any such employment agreement does not define the term "Cause," the term "Cause" means a participant's (i) commission of a crime of moral turpitude or a felony that involves financial misconduct or moral turpitude or has resulted, or reasonably could be expected to result, in imprisonment of the participant or any adverse publicity regarding the participant or the Company or any of its affiliates or economic injury to the Company or any of its affiliates, (ii) dishonesty or willful commission or omission of any action that has resulted, or reasonably could be expected to result, in any adverse publicity regarding the participant or the Company or any of its affiliates or has caused, or reasonably could be expected to cause, demonstrable and serious economic injury to the Company or any of its affiliates, or (iii) material breach of any material agreement entered into between a participant and the Company or any of its affiliates, or the Company's or any of its affiliates' written policies and procedures as may be implemented from time to time after notice and, if curable, an opportunity to cure.

  •
  "Good Reason" is defined as such term is defined in any applicable employment or other similar written agreement (including such similar term or concept) between the participant and the Company or an affiliate. If there is no such written agreement or if such agreement does not define "Good Reason," then "Good Reason" will be deemed to exist if, and only if, without the participant's written consent: (i) there is a reduction of the participant's monthly base salary at the rate in effect prior to any reduction for purposes of Good Reason, or on the date of a Qualifying Termination, whichever is higher, by 10% or more unless such reduction is part of a generalized salary reduction affecting similarly situated employees; (ii) there is a change in the participant's position with the Company that materially reduces the participant's duties, level of authority or responsibility; (iii) the Company or any successor materially breaches any employment or other material agreement between the participant and the Company or its affiliates (if any); or (iv) the Company conditions the participant's continued service with the Company or its affiliates on the participant being transferred to a location that would increase the participant's one-way commute by more than fifty (50) miles from the participant's then principal residence. In order to terminate employment with Good Reason, the participant must (i) notify the Company in writing of the occurrence of the Good Reason condition within sixty (60) days of the participant having actual or constructive knowledge of the occurrence of such condition, (ii) provide thirty (30) days for the Company to remedy the condition, and (iii) terminate the participant's employment within thirty (30) days after the expiration of the cure period.

        Pursuant to the terms of the Severance Plan, if any payments and benefits to be paid or provided to the executive officers, whether pursuant to the terms of the Severance Plan or otherwise, would be subject to "golden parachute" excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the payments and benefits will be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the eligible employee.

        The foregoing summary is qualified in its entirety by reference to the Severance Plan attached hereto as Exhibit (e)(23) and incorporated herein by reference.

  Employee Matters Following Closing

        Under the Merger Agreement, for a period beginning on the Effective Time and ending on the first anniversary of the Effective Time, Parent has agreed to provide, or cause its subsidiaries (including the Surviving Corporation) to provide, each employee of the Company and its subsidiaries immediately prior to the Effective Time (each, a "Company Employee") with (i) base salary or base wages and target annual cash bonus and commission opportunities (excluding any equity based compensation opportunities and any retention bonus or special one-time payments) that are no less favorable than those provided to such Company Employee immediately prior to the Effective Time, (ii) certain severance benefits that are no less favorable than the severance benefits that would have been provided in accordance with the Company's severance plans or policies as applicable to such Company Employee immediately prior to the Effective Time, and (iii) retirement and health and welfare benefits (including paid time-off) that are no less favorable, in the aggregate, to those provided to such Company Employee immediately prior to the Effective Time or, in Parent's discretion, are substantially comparable to those made available to similarly situated employees of Parent and its subsidiaries. With respect to any Company Employees covered under a collective bargaining agreement, the terms and conditions of employment for such employees will continue to be as provided under such Collective Bargaining Agreement or as otherwise agreed between the Company and the applicable labor union.

        In addition, from and after the Effective Time, Parent has agreed to, or to cause its subsidiaries (including the Surviving Corporation), to assume and honor all of the Company's employment, severance, retention, cash incentive compensation and termination plans, policies, programs, agreements, and arrangements in effect as of immediately prior to the Effective Time, including with respect to terms pertaining to any right to amend or terminate. Parent will also provide to, or cause its subsidiaries (including the Surviving Corporation) to provide, to each Company Employee who participates in the Company's annual cash incentive program for the 2019 calendar year a payment (if unpaid prior to the Effective Time) no less than that due with respect to such Company Employee's annual bonus under such program in accordance with the terms thereof determined based on actual achievement of target performance goals for the 2019 calendar year as determined by the Board.

        For all purposes (including for purposes of determining eligibility to participate, level of benefits, entitlement to benefits, vesting and benefit accrual (except with respect to defined benefit pension benefit accruals)) under the employee benefit plans of Parent and its subsidiaries (including the Surviving Corporation), other than any employee benefit plans that are frozen or grandfathered as of the Effective Time, in which a Company Employee is entitled to participate in from and after the Effective Time, including any vacation, paid time off, and severance plans, but excluding for purposes of eligibility for retirement vesting under the equity incentive plans of Parent, Parent has agreed to credit each Company Employee's service earned with the Company or its subsidiaries on or prior to the Effective Time as service with Parent or any of its subsidiaries (including the Surviving Corporation) to the same extent such service was recognized under the terms of any analogous Company employee benefit plan in which such Company Employee participated immediately prior to the Effective Time (assuming that such recognition would not result in any duplication of benefits). Parent has further agreed to, or to cause its subsidiaries (including the Surviving Corporation) to (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any Parent employee benefit plans unless such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company benefit plan immediately prior to the Effective Time and (ii) use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) under such Company benefit plan during the calendar year in which the Effective Time occurs (to the extent that such Company Employees participate in Parent employee benefit plans in such calendar year) to the same extent such credit was given under the analogous Company benefit plan prior to the Effective Time.

        The foregoing summary of employee matters following the Effective Time does not purport to be complete and is qualified in its entirety be reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

        Under Sections 561-571 of the MBCA, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts actually and reasonably incurred by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if the statutory standard (defined below) is met. In particular, Sections 561 and 564 of the MBCA provide that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding (provided that generally the director did not (i) receive a financial benefit to which he was not entitled, (ii) intentionally inflict harm on the corporation or its shareholders, (iii) violate Section 551 of the MBCA relating to loans, dividends and distribution, or (iv) intentionally commit a criminal act, collectively, the "statutory standard"), and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 562 of the MBCA provides that a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit if the statutory standard is met. The MBCA does not permit indemnification for a claim, issue or matter in which the person has been found liable to the corporation unless application for indemnification is made to, and ordered by, the court conducting the proceeding or another court of competent jurisdiction.

        Section 563 of the MBCA provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562 of the MBCA, or in defense of a claim, issue, or matter in any such action, suit, or proceeding, shall be indemnified by the corporation against actual and reasonable expenses, including attorneys' fees, incurred by him or her in connection with the action, suit or proceeding, and any action, suit, or proceeding brought to enforce this mandatory indemnification.

        The Company's third amended and restated articles of incorporation eliminates the liability of the Company's directors for monetary damages to the fullest extent under the MBCA. The Company's bylaws generally require the Company to indemnify its officers and directors to the fullest extent permitted by law, and to advance, pay or reimburse the reasonable expenses incurred by its directors and officers prior to the final disposition of any action or proceeding arising by reason of the fact that any such person is or was the Company's director or officer.

        The Company has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933 or otherwise.

        Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to indemnify, defend and hold harmless each current or former director or officer of the Company or its subsidiaries and each such person who performed services at the request of the Company or its subsidiaries (the "Indemnified Parties"), in each case as provided in the Company's organizational documents or the organizational documents of the Company's subsidiary, as applicable, or in certain contractual indemnification agreements, against (i) all losses, reasonable and documented expenses (including, if and to the extent provided for in the articles of incorporation of the Company, the bylaws of the Company or the equivalent organizational documents of any of the Company's subsidiaries, as applicable, reasonable attorneys' fees and expenses in advance of the final disposition of any covered matter), judgments, fines, claims, damages or liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director or officer or performed services at the request of the Company or any of the Company's subsidiaries (the "Indemnified Liabilities"), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any reasonable and documented expenses incurred in enforcing such person's rights under the applicable provisions of the Merger Agreement.

        Pursuant to the Merger Agreement, the Company is required to use reasonable best efforts to, prior to the Effective Time, and if the Company is unable to, the Surviving Corporation must use reasonable best efforts to, promptly following the Effective Time, obtain and fully pay the premium for an insurance and indemnification policy (the "D&O Insurance") that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time from the Company's insurers or insurance carriers with the same or better credit ratings as the Company's current insurance carriers with terms, conditions, retentions and limits of liability not less favorable in the aggregate to the Indemnified Parties than the Company's existing directors' and officers' liability insurance policy, provided, that the premium of the D&O Insurance will not exceed 300% of the current aggregate annual premium of the Company's existing policy in place at the time of closing without the prior written consent of Parent. If the premium of such D&O Insurance coverage would exceed 300% of the current aggregate annual premium of the Company's existing policy in place at the time of closing, the Company or the Surviving Corporation, as the case may be, shall use reasonable best efforts to obtain a policy with the greatest coverage reasonably available for a cost not exceeding such amount.

Section 16 Matters

        Pursuant to the Merger Agreement, prior to the Effective Time, the Company shall, to the extent necessary, take all such actions as may be required to cause any dispositions of equity securities of the Company (including derivative securities) resulting from the Transactions by any officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act to the fullest extent permitted by law.

Rule 14d-10(d) Matters

        Pursuant to the Merger Agreement, prior to the Acceptance Time, the Company shall take all such steps as may be required (a) to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements entered into on or after December 9, 2019 by the Company, any of the Company's subsidiaries or any affiliate of

Parent with current or future directors, officers or employees of the Company or its subsidiaries, in each case under which any such person could become entitled to (i) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or any of the Company's subsidiaries, as a result of the Offer or (ii) any other compensation or benefits from the Company or any of the Company's subsidiaries related to or contingent upon or the value of which would be calculated on the basis of the Offer, and (b) to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Potential for Future Arrangements

        To the Company's knowledge, except for certain agreements and arrangements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no executive officer or director of the Company has any further rights under any employment, equity contribution or other agreement, arrangement or understanding between any such executive officer or director, on the one hand, and the Company or Parent, on the other hand, as of the date of this Schedule 14D-9. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. Although no such agreement, arrangement or understanding exists as of the date of this filing, certain of the Company's executive officers may, prior to the completion of the Merger, enter into new arrangements with Parent or its subsidiaries regarding employment with, or the right to purchase equity of, Parent or certain of its subsidiaries.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        The Board, during a meeting held on December 8, 2019, by unanimous vote, (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions and the other covenants and agreements of the Company contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 703a(3) of the MBCA, and (iv) recommended that the shareholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer.

        Accordingly, the Board unanimously recommends that Company shareholders accept the Offer and tender their Shares to Purchaser in the Offer.

Background and Reasons for the Board's Recommendation

Background of the Transactions

        From time to time, the Board, in consultation with senior management of the Company and the Company's advisors, has periodically reviewed the Company's strategic alternatives, including potential strategic combinations with parties operating in the Company's same or similar industries. In that regard, over the past 18 months, the Board has consulted with senior management and representatives of Foros Securities LLC, financial advisor to the Company ("Foros"), and Sidley Austin LLP, legal counsel to the Company ("Sidley"), regarding the Company's strategic plan and various potential strategic alternatives available to the Company.

        In July 2018, the Company retained Foros to assist the Company in an assessment of the Company's strategic positioning, to advise the Company on M&A strategy and evaluation and to advise the Company on a specific prospective acquisition and, in connection therewith, executed an engagement letter with Foros dated July 18, 2018. Subsequently, the Company determined not to pursue the specific prospective acquisition.

        At a regularly scheduled meeting of the Board held on September 17 and 18, 2018, the Board, in consultation with senior Company management and Foros, considered various strategic alternatives for the Company. Mr. Griffin, the Company's chief executive officer, and representatives of Foros led a review of the Company's strategic positioning and strategic alternatives generally based on the assessment that Foros and Company management had conducted over the preceding two months, which included a review of various operating scenarios (including a sale of the Company and continuing as a stand-alone enterprise), a framework for evaluating potential strategic alternatives that had been prepared by Foros and Company management and a list of potential strategic and financial sponsor buyers should the Company decide to pursue a potential business combination transaction. Following Company management's and Foros's presentation, and in light of the Company's strengths, weaknesses, opportunities, threats, positive factors and negative factors presented to and discussed with the Board, the Board authorized Company management and Foros to explore strategic alternatives that could maximize value for the Company's shareholders and, in connection therewith, to contact certain of the potential buyers identified with the goal of obtaining preliminary indications of interest from those parties with respect to a potential strategic alternative transaction. At this meeting, the Board also reviewed and accepted the September 2018 financial projections (as defined below) and authorized Company management and Foros to distribute the September 2018 financial projections to potential counterparties in connection with the strategic alternatives process. Subsequently, on October 30, 2018, the Board authorized the Company to enter into an engagement letter with Foros in connection with the Company's intention to engage in a more detailed review of strategic alternatives and, on October 30, 2018, Foros and the Company executed an engagement letter in connection therewith, which superseded and replaced the engagement letter that had been executed with Foros dated July 18, 2018. In connection with the execution thereof, Foros confirmed the absence of any conflicts of interest with any of the potential counterparties identified for the strategic alternatives process.

        Following the September 17 and 18, 2018 Board meeting, members of Company management and representatives of Foros refined the list of potential buyers of the Company, as directed by the Board, considering such factors as strategic fit, knowledge of, and experience in, the specialty pharmacy, specialty infusion and pharmacy benefit management ("PBM") sectors, the perceived interest of potential buyers in a business combination transaction with the Company, and the ability of potential buyers to consummate a transaction (including in light of financing considerations). Based upon the advice of Foros and management of the Company and the foregoing considerations, the list of potential buyers did not prioritize financial sponsors without substantial strategic assets in the Company's industry because Foros and management of the Company believed it was unlikely that any financial sponsor without strategic assets in the Company's industry would be willing to acquire the Company at a compelling price per share, taking into account the relatively limited synergies that would be available to such a financial sponsor and the rate of return on investment likely to be required by such a financial sponsor. Over the next several weeks, based on the refined list of potential buyers, representatives of Foros and members of Company management contacted seven potential strategic buyers, including Parent, and three financial sponsors, all of which had strategic assets in the Company's industry, and Foros provided each such party with a form of confidentiality agreement, which form included standstill provisions that would commence upon execution of the confidentiality agreement and would terminate upon the earlier of eighteen months following such execution and the Company's entry into a change of control transaction. Following negotiations of such confidentiality agreements, four of the potential strategic buyers executed confidentiality agreements with the Company, including Parent on November 3, 2018 (which executed confidentiality agreement of Parent did not contain a standstill provision) (as amended, modified or supplemented, the "Confidentiality Agreement") and another potential strategic buyer ("Party A") on October 1, 2018, and one financial sponsor ("Party B") executed a confidentiality agreement with the Company on October 24, 2018. The other potential buyers ultimately declined to execute confidentiality agreements or otherwise engage in the strategic alternatives process.

        Thereafter, representatives of management of the Company met with representatives of each of the five parties that executed confidentiality agreements, including with representatives of Party A on October 9, 2018 and with representatives of Parent on November 12, 2018. In connection with those discussions, the Company provided each potential buyer with a management presentation and discussed the potential process and timeline for executing a potential business combination transaction. Foros and Company management provided each of the potential buyers with a deadline of November 9, 2018 to submit initial indications of interest with respect to a transaction to acquire the Company, and each of the potential buyers were provided with the September 2018 financial projections for the years 2018 through 2020.

        On November 6, 2018, the Company announced its financial results for the third fiscal quarter of 2018, immediately following which the trading price of the Company Common Stock decreased from approximately $20 per share to approximately $15 per share.

        At a telephonic meeting of the Board held on November 12, 2018, at which members of Company management, representatives of Foros and representatives of Sidley were present, members of Company management and representatives of Foros updated the Board regarding the status of their outreach to potential buyers with respect to an acquisition of the Company and the solicitation of initial proposals from such potential parties. At this meeting, Company management and representatives of Foros reported to the Board that based on conversations between Foros and Company management and the potential buyers following the recent release of the Company's earnings and in light of the sharp decline in the trading price of the Company Common Stock and the resulting uncertainty for the buyers regarding the Company's outlook and the value at which they would be willing to acquire the Company, Company management and Foros determined to extend the deadline for submission of initial proposals to November 16, 2018. Also at this meeting, representatives of Sidley provided the Board with a legal briefing regarding the Board members' fiduciary duties in the context of a potential sale of the Company.

        On November 16, 2018, the Company received an initial indication of interest from Party A that contemplated an acquisition of 100% of the Company Common Stock at a price of $24.00-$26.00 per share in cash. Each of the four other parties that had been in discussions with the Company regarding a potential acquisition of the Company declined to submit proposals.

        Also on November 16, 2018, Parent orally communicated to the Company that it was not interested in participating further in the Company's strategic alternatives process.

        On November 19, 2018, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros provided an update to the Board with respect to the strategic alternatives process to date and a summary of the initial indication of interest received from Party A on November 16, 2018. At the meeting, the Board instructed Company management and Foros to pursue a potential sale of the Company to Party A at the top end of its proposed price range. Following the meeting, representatives of Foros communicated to Party A that the Company was willing to move forward with a transaction at the top end of Party A's proposed price range and that it was the Company's desire to enter into a definitive agreement with respect to such transaction before the end of 2018.

        On November 26, 2018, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding discussions with Party A, including that Party A had commenced a more comprehensive due diligence review, with a goal of completing all due diligence within three weeks. Also at the meeting, representatives of Sidley reviewed with the Board a draft merger agreement prepared by Sidley, including a summary of the material terms thereof, that had been provided to the Board in advance of the meeting. Following discussion among the Board, its financial and legal advisors and Company management, the Board authorized the distribution of the draft merger agreement to Party A. On November 27, 2018, the draft merger agreement was provided to Party A.

        On December 3, 2018, Party A communicated to the Company that it would be ceasing all due diligence and negotiations with the Company in connection with a potential sale transaction in order to allow Party A to focus its resources on pursuing other strategic initiatives in the near term. At meetings of the Board held on December 3 and 4, 2018, members of Company management and representatives of Foros provided the Board with a summary of the strategic alternatives process to date, including a description of the December 3rd conversation between Party A and the Company.

        On January 7, 2019, the Company released updated fiscal year 2018 guidance (including 2018 revenue within the range of $5.5 and $5.6 billion, the lower end of the previously communicated $5.5 to $5.7 billion range) and preliminary fiscal year 2019 guidance, including expected 2019 revenue in the range of $5.6 to $5.8 billion and flat to low-single-digit Adjusted EBITDA growth as compared to the mid-point of the Company's 2018 guidance range for Adjusted EBITDA. On February 22, 2019, the Company announced that it had withdrawn the preliminary fiscal year 2019 guidance that had been announced on January 7, based principally on the following factors: (i) January 2019 results were significantly below expectations, (ii) the Company was notified of additional customer losses in its PBM business since early January 2019, (iii) increased competitive pressures, (iv) reductions in prescription volumes in the Company's specialty pharmacy business and (v) reduced profitability as a result of a less favorable drug mix within certain payer specialty contracts. Immediately following this announcement, the trading price of the Company Common Stock decreased from approximately $13 per share to approximately $6 per share.

        On March 15, 2019, the Company announced its financial results for the fourth fiscal quarter of 2018 and the full fiscal year of 2018 and revised fiscal year 2019 guidance, including expected 2019 revenue in the range of $4.7 to $5.0 billion and expected 2019 Adjusted EBITDA of $110-$116 million, immediately following which the trading price of the Company Common Stock decreased from approximately $6.50 per share to approximately $5.50 per share. This announcement also described non-cash impairment charges to the Company's goodwill and other intangible assets.

        On April 29, 2019, the Board held a telephonic meeting at which the Board again considered various strategic alternatives for the Company. The Board discussed with members of Company management an expanded list of potential counterparties that had been prepared by Company management and Foros with respect to various potential strategic transactions, including a sale of the entire Company, separate dispositions of the Company's business units, strategic partnerships and third-party equity investments. The Board also reviewed with members of Company management a high-level overview of the process and potential timeline for completion of a potential strategic alternative transaction if the Board were to authorize Company management and the Company's advisors to move forward with a renewed process to explore this broader range of strategic alternatives. Following discussion with members of Company management, and in light of increasing competitive, financial and operational pressures facing the Company's businesses and the Company's strengths, weaknesses, opportunities, threats, positive factors and negative factors presented to and discussed with the Board, the Board authorized Company management to engage with the Company's financial and legal advisors to move forward with a renewed process to explore a broader group of strategic alternatives that could maximize value for the Company's shareholders and to begin a process to contact the various potential counterparties that Company management and Foros had identified, as well as any others that Company management and Foros may subsequently identify as potential counterparties. The Board directed Company management and Foros to contact a broad range of potential counterparties and allow the opportunity for those parties to make proposals with respect to a broad range of strategic alternatives in order to allow the Board to evaluate as many strategic alternatives as possible.

        On May 5, 2019, the Board held a telephonic meeting at which representatives of Sidley were in attendance and during which representatives of Sidley provided the Board with a legal briefing regarding the Board members' fiduciary duties in the context of the Board's exploration of the broader range of strategic alternatives.

        Over the next two months, representatives of Foros and members of Company management had contact with 34 potential counterparties, including 17 potential strategic buyers and 17 financial sponsors, and Foros provided interested parties with a form of confidentiality agreement (or extension to a confidentiality agreement that had been executed with the Company in 2018), which was substantially similar to the form used in 2018. Following negotiations of such confidentiality agreements, 28 of those potential counterparties executed confidentiality agreements with the Company (or extensions thereof with respect to confidentiality agreements that had been executed with the Company in 2018). This included Parent executing on May 23, 2019 an extension to its previously executed Confidentiality Agreement, Party A executing on May 20, 2019 an extension to its previously executed confidentiality agreement, Party B executing on May 30, 2019 an extension to its previously executed confidentiality agreement and another financial sponsor with interest in an acquisition of the Company's PBM business ("Party C") executing on May 26, 2019 a confidentiality agreement. The other potential buyers with whom the Company had contact ultimately declined to execute confidentiality agreements or otherwise engage in the strategic alternatives process. On May 24, 2019, representatives of Foros had a telephone conference call with representatives of Parent. During the call, representatives of Foros, acting at the direction of the Board, indicated that the Company intended to run a strategic alternatives sales process and that the Company was exploring a transaction structure involving the acquisition of the Company as a whole, as well as transaction structures involving the sale of the Company's separate business units. At this time, Parent expressed interest in acquiring the Company's specialty infusion ("DSIG") business, but also indicated that it might be willing to consider an acquisition of the Company as a whole. Representatives of Foros provided each of the potential counterparties that had executed confidentiality agreements with a confidential information package containing information regarding the Company and its businesses and instructions for submission of an initial indication of interest regarding an acquisition of the Company (or one of its business units) or such other strategic transaction with the Company in which it might have interest, in each case to be provided by July 19, 2019.

        Over the course of the same period, representatives of Foros and management of the Company met, telephonically and in person, with representatives of 21 of the parties that executed confidentiality agreements, including with representatives of Party A on June 27, 2019, Parent on June 25, 2019, Party B on June 20, 2019 and Party C on June 18, 2019. During each set of management meetings, the Company provided each potential buyer with a management presentation and discussed the potential process and timeline for executing a potential strategic alternative transaction.

        On each of May 20, 2019, June 3, 2019, June 7, 2019, June 16, 2019 and July 12, 2019, the Board held a telephonic meeting with members of Company management present. At each of these meetings, members of Company management updated the Board regarding the status of their and Foros's outreach to potential counterparties with respect to various strategic transactions with the Company, the status of the Company's negotiations with such counterparties to enter into confidentiality agreements, the status of management meetings with such counterparties, the various potential counterparties' indicated areas of interest in a potential strategic transaction, the solicitation of initial proposals from such potential counterparties and the potential timeline for a strategic transaction. At the meeting on May 20, 2019, the Board reviewed with members of Company management the May 2019 financial projections (as defined below), a draft of which had been provided to the Board in advance of the meeting, and the Board accepted the May 2019 financial projections as presented and directed Foros to use the May 2019 financial projections for purposes of its valuation analysis going forward. At the meeting on June 16, 2019, the Board reviewed with members of Company management the June 2019 financial projections (as defined below), a draft of which had been provided to the Board in advance of the meeting, and the Board accepted the June 2019 financial projections as presented and directed Foros to use the June 2019 financial projections for purposes of its valuation analysis going forward and directed Company management and Foros to share the June 2019 financial projections with potential counterparties engaged in the strategic alternatives process. Thereafter, Company management and representatives of Foros provided the June 2019 financial projections to each of the counterparties that remained involved in the strategic alternatives process, including Parent on June 18, 2019.

        On July 19, 2019, the Company entered into an amendment to its Credit Agreement, dated as of December 20, 2017, with JPMorgan Chase Bank, N.A., as administrative agent and as a lender, and the other lenders party thereto (as amended, the "Credit Agreement"), which became effective as of August 6, 2019. The amendment provided the Company with additional flexibility under certain of the financial covenants contained in the Credit Agreement.

        On July 19, 2019, the Company received a written indication of interest from Party A to acquire the Company's specialty pharmacy ("DSP") business at a price of $275-$325 million in cash.

        On July 19, 2019, the Company received a written indication of interest from Party C to acquire the Company's PBM business at a price of $250-$300 million in cash.

        On July 19, 2019, the Company received a preliminary written indication of interest from a financial sponsor ("Party D") to acquire 100% of the Company Common Stock at a price of $5.50-$6.50 per share in cash. On July 19, 2019, the Company also received a written indication of interest from a financial sponsor pursuing a potential transaction as a standalone financial investment to acquire 100% of the Company Common Stock at a price of $2.50-$3.50 per share in cash.

        On July 22, 2019, the Company received an oral indication of interest from Parent to acquire 100% of the Company Common Stock at a price of $5.50-$6.00 per share in cash, and Parent provided the Company with a written non-binding indication of interest reflecting that proposal on July 23, 2019.

        On July 22, 2019, the Board held a telephonic meeting at which representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding the status of the outreach process to potential counterparties with respect to various strategic transactions with the Company, the status of management meetings with such counterparties and the due diligence process conducted to date with such counterparties. Representatives of Foros noted at the meeting that, to date, of the 34 parties that had been in contact with the Company in connection with the strategic alternatives process, 22 had indicated that they would not pursue the opportunity or otherwise did not engage in the process, and two were still considering the submission of an indication of interest.

        Also at the July 22, 2019 meeting, representatives of Foros reviewed with the Board the initial indications of interest that had been received to date from the parties participating in the process, which consisted of (i) the three indications of interest with respect to an acquisition of the whole Company described above (including the proposal received from Parent on July 22, 2019), (ii) the indication of interest received from Party A on July 19, 2019 with respect to an acquisition of the Company's DSP business, (iii) four indications of interest with respect to an acquisition of the Company's DSIG business and (iv) two indications of interest with respect to an acquisition of the Company's PBM business (including the proposal received from Party C on July 19, 2019 and a proposal received from another financial sponsor at a price of $100-$120 million in cash). Among the four parties that had submitted proposals with respect to an acquisition of the Company's DSIG business, proposed valuations of the DSIG business ranged from $650 million to $840 million. The Board determined that the Company would not advance the party that submitted the third proposal received with respect to a whole Company acquisition to the next stage of the process because the price was significantly lower than Parent's and Party D's proposals, and because the party that submitted the bid was a financial sponsor pursuing a potential transaction as a standalone financial investment. The Board also determined that the Company would not advance the party that submitted the second proposal received with respect to an acquisition of the Company's PBM business to the next stage of the process because the proposal was significantly lower than Party C's proposal. The Board discussed with members of Company management and representatives of Foros potential strategies for pursuing the other proposals that had been received to date in a manner that would achieve the greatest value for the Company's shareholders. It was observed that, based on the proposals that had been received to date, it appeared that a sale of the Company's three principal business units in separate transactions could result in greater value, in the aggregate, for the Company's shareholders as compared to a whole Company acquisition. On this basis and with the advice of Company management and Foros, the Board determined to proceed to the next stage of the strategic alternatives process focusing on the separate sales of its three business units, while also advancing Parent and Party D to the next stage in order to retain the whole Company sale transaction as an alternative. Accordingly, the Board directed Company management and Foros to provide additional due diligence materials to Parent, Party A, Party C and Party D and invite those parties to submit updated indications of interest in the second half of August. The Board also determined, with the advice of Company management and Foros, that the process with respect to a potential sale of the DSIG business would be placed on hold for the time being while the Company prioritized the potential sales of its DSP and PBM businesses given the structuring complexities and valuation risks that would be involved with a sale of the DSIG business prior to the sale of the DSP and PBM businesses.

        On July 23, 2019, acting at the direction of the Board, representatives of Foros engaged in discussions with each of Parent and Party C to communicate that each of those parties would be permitted to participate in the next round of the strategic alternatives process. Thereafter, Parent and Party C were provided with access to a confidential electronic data room (the "Data Room") with more detailed due diligence information.

        Also on July 23, 2019, acting at the direction of the Board, representatives of Foros communicated to Party D that in order for Party D to advance to the next round of the process, it would be required to submit a more formal indication of interest. Over the next several weeks, Party D was provided with additional due diligence materials and conducted a series of due diligence calls with management of the Company. Thereafter, Party D became disengaged from the strategic alternatives process and ceased being responsive to inquiries from the Company and its advisors with respect to the process.

        On July 24, 2019, acting at the direction of the Board, representatives of Foros communicated to Party A that its proposed purchase price was not sufficient in order for the Company to advance Party A to the next stage of the process, but that it would be provided with additional due diligence information and the opportunity for an additional due diligence meeting with Company management in order to facilitate the submission of an updated proposal. On July 31, 2019, representatives of management of the Company conducted a due diligence meeting with representatives of Party A.

        On August 6, 2019, the Board held a telephonic meeting at which representatives of Sidley were in attendance and at which members of Company management updated the Board regarding the strategic alternatives process, including recent discussions with the parties that continued to be engaged in the process, the status of the due diligence process being conducted by each of those parties and the status of management meetings with certain of those parties. At this meeting, the Board also discussed with Company management, and approved, certain amendments to the Company's employee retention program for non-executive officer employees, the implementation of which management advised the Board was critical in light of recent departures of a number of key employees of the Company.

        On August 8, 2019, Party A orally reaffirmed the value set forth in the proposal it had submitted on July 19, 2019.

        On August 9, 2019, the Company announced its financial results for the second fiscal quarter of 2019 and updated fiscal year 2019 guidance. Concurrently, the Company announced that, at the direction of the Board, the Company was reviewing strategic alternatives focused on maximizing shareholder value. During the month following the announcement, the Company was contacted by several additional potential counterparties that expressed interest in exploring a strategic transaction with the Company, and the Company negotiated and executed confidentiality agreements with three such additional parties. These additional parties were provided with the June 2019 financial projections and were invited to submit indications of interest with respect to a strategic transaction with the Company.

        Management meetings with each of Parent and Party C were conducted during the week of August 12, 2019. During each set of management meetings, the Company provided each potential buyer with a management presentation and discussed the potential process and timeline for executing a potential strategic alternative transaction.

        On August 13, 2019, the Board held a telephonic meeting at which representatives of Sidley were in attendance and at which members of Company management updated the Board regarding the strategic alternatives process, including recent discussions with the parties that continued to be engaged in the process, the status of the due diligence process being conducted by each of those parties and the status of management meetings with certain of those parties. Company management noted that revised proposals from all parties still participating in the strategic alternatives process were expected to be received before the end of the month. The Board also reviewed with Company management an oral proposal that the Company received on August 12, 2019 from a financial sponsor with respect to a potential acquisition of the Company's DSP business at a price of $50-$100 million. Because this proposal was significantly lower than Party A's proposal, the Board determined that the Company would not advance the party that submitted such proposal further in the process. At the same meeting, the Board reviewed with members of Company management and representatives of Sidley a proposed amendment to the Company's engagement letter with Foros that had been negotiated with Foros in the weeks prior to the meeting and that contemplated, among other things, the addition of transaction fees payable to Foros in connection with the Company's completion of certain alternative transactions (other than a sale of the whole Company or one its three principal business units). The Board, on the advice of management and its legal advisors, approved the amendment and directed Company management to execute the amendment following the meeting. Thereafter, the Company executed the amendment with Foros, effective August 13, 2019, and in connection therewith, Foros confirmed the absence of any conflicts of interest with any of the potential counterparties engaged in the strategic alternatives process.

        On August 22, 2019, acting at the direction of the Board, Foros provided each of Parent and Party C with a letter that provided guidelines for submitting an updated and refined proposal with respect to the proposed transaction for which it was interested and asked that each such party submit an updated proposal no later than September 4, 2019.

        On August 23, 2019, the Board held a telephonic meeting at which members of Company management were in attendance and at which members of Company management provided the Board with an update regarding the strategic alternatives process, including recent discussions with the parties that continued to be engaged in the process, the status of the due diligence process being conducted by each of those parties and the status of management meetings with certain of those parties.

        On August 26, 2019, the Company received an updated written indication of interest from Party A to acquire the Company's DSP business at a price of $320-$335 million. Following the delivery of this updated indication of interest, Party A was provided with access to the Data Room to facilitate its further due diligence review.

        On September 3, 2019, Parent contacted a representative of Foros by telephone and indicated that Parent would be willing to acquire 100% of the Company Common Stock at a price of $5.00 per share, subject to the Company's willingness to restructure its executive severance plan and the willingness of certain Company executives to amend their employment agreements in order to reduce the amount of severance payable to such individuals and to eliminate certain triggering events for the payment of such severance and, with respect to Mr. Griffin, to limit the acceleration of the vesting of certain of his incentive equity awards upon a change of control transaction. Parent also indicated it had identified certain diligence issues and operational challenges of the Company that had resulted in in the reduced proposed purchase price. The Foros representative communicated that the sale process was competitive and indicated that Parent's offer represented a significant discount to the "sum-of-the-parts" value implied by the proposals the Company had received to date with respect to the acquisition of the Company's separate business units.

        On September 4, 2019, Parent provided the Company with a written non-binding indication of interest reflecting the terms presented by Parent by telephone on September 3, 2019. Following the receipt of such written non-binding indication of interest, a representative Foros, acting at the direction of the Board, communicated to Parent that, based on proposals that the Company had received to date from other parties involved in the strategic alternatives process, Parent's updated value proposal was a significant discount to the "sum-of-the-parts" value of the Company implied by such other proposals. Parent communicated in response that its indicated price was its best offer at such time for the acquisition of the Company as a whole.

        Also on September 4, 2019, the Company received an updated written indication of interest from Party C to acquire the Company's PBM business at a price of $175 million in cash. On September 4, 2019, the Company also received an initial indication of interest from a financial sponsor that had joined the process after the Company's August 9, 2019 earnings announcement ("Party E") to acquire the Company's PBM business at a price of $180-$210 million in cash.

        On September 9, 2019, the Board held a telephonic meeting at which representatives of Foros and representatives of Sidley were in attendance. At the meeting, the Board reviewed with members of Company management and representatives of Foros the updated proposals from potential counterparties that had been received since the prior Board meeting, including the key assumptions articulated by each of the parties underlying its proposals and the areas of diligence that remained for each of the parties to complete. The Board then discussed with members of Company management and representatives of Foros potential strategies for pursuing the proposals that had been received to date in a manner that would achieve the greatest value for the Company's shareholders. It was observed that, based on the updated proposals that had been received to date, a sale of the Company's three business units in separate transactions continued to be the alternative that was expected to result in greater value, in the aggregate, for the Company's shareholders as compared to a whole Company acquisition. On this basis and with the advice of Company management and Foros, the Board determined to proceed to the next stage of the strategic alternatives process by communicating to Parent that the whole Company sale process would be placed on hold for the time being while the Company focused on pursuing separate dispositions of the Company's three business units.

        Also at the September 9, 2019 meeting, the Board discussed with members of Company management and representatives of Foros the strategy to be employed with respect to sequencing the potential dispositions of each of the business units. Following discussion, the Board determined, with the advice of Company management and Foros, that the potential sales of the Company's DSP business and PBM business should be consummated first, with the disposition of the DSP business being prioritized since the separation of the DSP business from the Company would be the most structurally complex transaction, and the potential sale of the remaining DSIG business should be consummated following the dispositions of the DSP and PBM businesses. With the advice of Company management and Foros, the Board took into account the following considerations, among others, in reaching this determination: (i) the Board and Company management were continuing to evaluate the prospects of operating the DSIG business as a standalone operation, (ii) the DSIG business was the most valuable asset of the Company and had attracted the most interest from potential counterparties and, as such, the sale of the DSIG business would require further iterations in the sale process in order to select a bidder and effect a transaction, (iii) uncertainty regarding the ability of the DSP and/or PBM businesses to operate as standalone operations without the DSIG business, (iv) the separation of the DSP business from the Company would be the most complex step in the series of transactions and that step would need to be completed before a sale of the DSIG business on a standalone basis could be consummated in a manner that would maximize the value of the DSIG business, (v) the PBM business was continuing to deteriorate and it was Company management's belief that it was important to prioritize divesting the PBM business in order to mitigate the impact of further losses and (vi) the corporate, public-company liabilities and obligations of the Company would need to be assumed by one of the buyers in the series of transactions and, given the relative value of the DSIG business, a DSIG buyer would be the most likely to be willing to assume those liabilities, the assumption of which could only be practicably achieved if the DSIG business was sold in the last of the series of dispositions. Following these discussions, the Board directed Company management and Foros (i) to communicate to Parent that it would not be pursuing a whole Company transaction with Parent at this time and (ii) to pursue potential sales of the Company's three business units in the manner discussed with Company management and Foros, prioritizing completing a sale of the Company's DSP business to Party A as quickly as possible and simultaneously pursuing a sale of the Company's PBM business with the parties that had submitted proposals in that respect. The Board also approved, with the advice of

Company management, Foros and Sidley, the distribution to Party A of a term sheet outlining certain key terms and conditions that the Company would expect in connection with a sale of the DSP business, to be followed by a draft purchase agreement reflecting those terms and conditions, and the Board directed Company management, Foros and Sidley to proceed in such a manner. Following the meeting, Foros provided a draft of the term sheet to Party A's financial advisors.

        On September 9, 2019, acting at the direction of the Board, Foros communicated to Parent that, in light of the other alternatives available to the Company at such time, the Company was not prepared to move forward with a transaction at a price of $5.00 per share, and that the Company intended to pursue a sale of the Company's separate business units.

        Thereafter, Party A was provided access to additional due diligence information with respect to the Company's DSP business and was permitted to commence a quality of earnings analysis with respect thereto, and, acting at the direction of the Board, Foros communicated to Party A's financial advisors that, before the Company would be willing to advance to the next phase of the strategic alternatives process with Party A, Party A would be required to provide an updated written proposal with respect to its acquisition of the Company's DSP business following the completion of its quality of earnings analysis and substantial completion of all other remaining due diligence, along with a mark-up of the forthcoming purchase agreement, by September 30, 2019. During this period, Party C and Party E were also provided with access to additional due diligence information with respect to the Company's PBM business.

        On September 10, 2019, acting at the direction of the Board, Foros communicated to Party C recent developments in the Company's PBM business, principally related to rebate adjustments being imposed by a rebate aggregator under the Company's rebate contract with that party and the potential modification of another significant rebate contract. Following the receipt of this information, on September 13, 2019, Party C further reduced its proposed purchase price to acquire the Company's PBM business to $125 million.

        On September 13, 2019, the Company received an initial indication of interest from a potential strategic counterparty ("Party F") to acquire the Company's DSP business at a price of $175-$200 million.

        On September 16 and 17, 2019, the Board held meetings at which members of Company management and representatives of Foros and representatives of Sidley were in attendance. At the meetings, the Board reviewed with members of Company management and Foros the updated proposals from potential counterparties that had been received since the prior Board meeting, the status of discussions with the parties that remained engaged in the strategic alternatives process and the timelines for completion of the potential disposition of the Company's DSP and PBM businesses. The Board determined, with the advice of Company management and Foros, that because Party F's proposed purchase price to acquire the Company's DSP business was significantly lower than Party A's current proposal, the Company should not move forward with exploring such a transaction with Party F. The Board also discussed with Company management, Foros and Sidley an initial analysis of the process for separating the DSP business from the remainder of the Company in connection with the potential disposition of the DSP business, as well as the complexities, costs and risks associated therewith. Company management informed the Board that BDO USA, LLC had been engaged as the Company's outside advisor in connection with the separation analysis with respect to the potential separation of the DSP business from the remainder of the Company.

        On September 17, 2019, acting at the direction of the Board, Foros communicated to Party F that the Company would not be moving forward with Party F based on its September 13, 2019 proposal.

        On September 20, 2019, the Company provided Party A with an initial draft of the purchase agreement in respect of the potential sale of the Company's DSP business to Party A.

        Over the following two weeks, the Company and its advisors had a series of discussions with Party A and its advisors regarding the structuring and key terms of a potential sale of the Company's DSP business to Party A. In those discussions, Party A outlined certain key terms that it would require in connection with such a transaction, with such terms having the effect of introducing significant closing uncertainty, reducing overall value of the potential transaction to the Company and its shareholders and creating disruptions to the Company's other businesses.

        On September 30, 2019, Party E verbally communicated to Foros that it would be reducing its proposed purchase price for the Company's PBM business to $50 million. Following the receipt of this updated proposal, because such valuation was significantly lower than Party C's currently proposed purchase price for the Company's PBM business, Foros, at the direction of Company management and the Board, informed Party E that the Company would not be proceeding further with Party E at that valuation.

        On October 1, 2019, Party A communicated to the Company that it would not be able to submit an updated proposal until October 14, 2019.

        Also on October 1, 2019, Party B approached the Company and expressed interest in exploring an acquisition of the Company's PBM business. Thereafter, Party B was provided access to the Data Room to conduct due diligence and instructions for submission of an initial indication of interest regarding an acquisition of the Company's PBM business.

        On October 7, 2019, Mr. Griffin contacted Parent to communicate that Company management would be prepared to recommend to the Board that the Company move forward with Parent with respect to a whole Company sale transaction at a purchase price of $6.00 per share. Parent responded that it would be interested in reengaging in the process but that, consistent with its proposal from September 4, 2019, it was not prepared to offer more than $5.00 per share for the Company and that its proposed purchase price remained subject to completion of its due diligence and contingent on the Company's financial performance being consistent with its forecast and on the restructuring of the Company's executive severance plan and certain executive management employment agreements as had been discussed previously.

        On October 14, 2019, Foros, at the direction of Company management and the Board, provided each of Party B and Party C with an initial draft of the purchase agreement in respect of the potential sale of the Company's PBM business.

        On October 14, 2019, the Company received an updated written indication of interest from Party A to acquire the Company's DSP business at a price of $125 million. On the same day, the Company received from Party A a mark-up of the purchase agreement in respect of the sale of the DSP business, which reflected proposed terms consistent with the terms outlined earlier in the month that had the effect of introducing significant closing uncertainty, reducing overall value of the potential transaction to the Company and its shareholders and creating disruptions to the Company's other businesses.

        On October 14 and 15, 2019, Foros, acting at the direction of the Board, contacted Parent to invite Parent to reengage in the strategic alternatives process with respect to a potential acquisition by Parent of 100% of the Company Common Stock and indicated that Parent's prior proposal of $5.00 per share may be attractive to the Board if Parent was capable of moving quickly toward a transaction, with a goal of being in a position to announce the transaction prior to the announcement of the Company's third fiscal quarter earnings. Foros requested that Parent respond to this invitation by the end of the day on October 15, 2019. Parent indicated that it was not willing to reengage in the process until the Company had the support of the Board to move forward under the terms of Parent's prior proposal and that such proposal remained subject to completion of its due diligence and contingent on the Company's financial performance being consistent with its forecast.

        On October 15, 2019, Party A contacted the Company to indicate that it would be willing to continue to negotiate its proposed purchase price for the acquisition of the Company's DSP business but at significantly lower levels than its prior proposed purchase price of $320-$335 million, but Party A did not indicate a precise purchase price range at which it would be willing to negotiate.

        In the first half of October 2019, it also became apparent to the Company that, on the basis of discussions with its independent auditors and in light of its anticipated financial performance through the end of the 2019 fiscal year, the Company would potentially be in breach of certain of the financial covenants contained in the Credit Agreement and that, as a result, the Company would be required to disclose in its Quarterly Report on Form 10-Q for the third fiscal quarter of 2019 that there was substantial doubt as to its ability to continue as a going concern within one year after the date of filing of such Quarterly Report on Form 10-Q.

        On October 16, 2019, Foros contacted Party F to invite Party F to reengage in the strategic alternatives process with respect to a potential acquisition of the Company's DSP business.

        Later in the day on October 16, 2019, the Board held a telephonic meeting at which members of Company management and representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding the strategic alternatives process, including a review of the indications of interest that had been received from potential counterparties since the prior Board meeting and a summary of the status of discussions with the parties that remained engaged in the strategic alternatives process. Members of Company management and representatives of Foros described the recent conversations with Parent and Party F with respect to reengaging each of those parties in the strategic alternatives process, which had been prompted, in part, by Party A's significant reduction to its proposed purchase price for the DSP business. The Board also reviewed with Company management and Sidley the mark-up of the purchase agreement that had been received from Party A on October 14, 2019. Following these discussions, the Board observed that, in light of the reductions in proposed purchase prices from Party A and Party C with respect to acquisitions of the Company's DSP and PBM businesses, respectively, and based on financial analysis that Foros presented to the Board in respect of the proposals currently available to the Company, the sale of the whole Company had become very competitive, from a financial perspective, with the alternative of disposing of the Company's business units in separate transactions. The Board further observed, on the advice of Company management and its financial and legal advisors, that the carve-out sale of the Company's DSP business, particularly on the terms that had been proposed by Party A, involved significant complexities, uncertainties and risks that would not be present in a transaction to sell the whole Company, and the most certain value for the Company's shareholders would be to pursue a sale of the whole Company with Parent. The Board directed Company management and Foros to fully reengage Parent in the strategic alternatives process, with a goal of executing a definitive agreement with respect to the sale of the whole Company to Parent at a price of $5.00 per share as quickly as possible, ideally being in a position to announce the transaction in conjunction with the announcement of the Company's third fiscal quarter earnings. The Board directed Company management and Sidley to prepare a draft merger agreement in substantially the same form that the Board had reviewed on November 26, 2018 and to deliver such draft merger agreement to Parent. The Board also directed Company management and its financial and legal advisors to continue to advance the process of exploring the potential divestiture of the Company's separate business units to the parties that remained interested in the respective transactions, including Party A, in order to retain that alternative in the event the whole Company transaction was unavailable.

        Over the next two days, acting at the direction of the Board, management of the Company and representatives of Foros had discussions with Parent and its advisors regarding the process and timeline for completing Parent's required due diligence and signing a definitive agreement with respect to the sale of the whole Company to Parent and Parent's proposals with respect to potential modifications to the Company's executive severance plan and certain executive employment agreements. During those discussions, acting at the direction of the Board, Company management and Foros communicated to Parent that the Company would be willing to proceed with Parent at a purchase price of $5.00 per share and that it desired to announce a transaction prior to the Company's scheduled earnings announcement for the third fiscal quarter of 2019 on November 12, 2019, although it was not prepared to grant Parent exclusivity. On October 18, 2019, Foros, acting at the direction of the Board, re-opened the Data Room to Parent and provided an initial draft of the merger agreement to Parent. On October 19, 2019, Parent delivered a draft written outline of the workstreams and milestones that would need to be completed in order to announce a transaction to acquire 100% of the Company Common Stock concurrently with the Company's scheduled earnings announcement for the third fiscal quarter of 2019 on November 12, 2019.

        During the week of October 21, 2019, management of the Company communicated to Party A that the Company was disappointed in the revised proposal that Party A had provided on October 14, 2019 and the purchase agreement terms that had been reflected in the mark-up provided by Party A on the same day but that the Company was willing to negotiate the terms of the purchase agreement. They also conveyed to Party A that if the parties were able to come to agreement on certain key threshold issues in the agreement, the Company would then be willing to further negotiate the purchase price for the DSP business.

        Later in the week of October 21, 2019, the Company, Foros and Sidley had discussions with Party A and its legal and financial advisors regarding certain due diligence matters and negotiations with Party A on the terms of the purchase agreement with respect to a sale of the Company's DSP business to Party A. During these negotiations, Party A continued to be unwilling to make concessions with respect to critical transaction terms that created significant closing uncertainty, reduced the overall value of the potential transaction to the Company and its shareholders and disrupted the Company's other businesses. Nonetheless, at the direction of the Board, representatives of Sidley provided Party A's legal counsel with a revised draft of the purchase agreement with respect to the sale of the DSP business on October 25, 2019 that reflected the Company's desired terms.

        Also during this period, the Company continued to work with Parent, Party B, Party C and Party F in connection with their due diligence processes, including holding an in-person management meeting with representatives of Parent on October 24, 2019.

        On October 27, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros provided the Board with an update regarding the strategic alternatives process, including a review of a summary of the status of discussions with the parties that remained engaged in the strategic alternatives process. The Board also reviewed with Company management and Sidley a mark-up of the merger agreement that had been received from Parent the day prior to the meeting. Members of Company management and Sidley informed the Board that Parent continued to maintain its position, consistent with its proposal from September 4, 2019, that the Company would be required to restructure its executive severance plans and amend employment agreements with respect to certain members of executive management in connection with a transaction but that Parent had not yet made a specific proposal with respect to the amendments and modifications the Company would be expected to make. The Board discussed with Company management and Sidley that it would be advisable, going forward, for an independent member of the Board to participate in any negotiations with Parent in respect of any modifications to the terms of the Company's executive severance plan and certain executive management employment agreements in light of the potential conflicts of interest that were presented with respect to members of management on those topics. Members of Company management and Sidley also informed the Board that Parent's draft of the merger agreement contemplated that the Hagerman Parties would enter into a tender and support agreement concurrent with the execution of the merger agreement. In advance of the meeting, the Board had also been provided with the updated 2019 and 2020 financial projections (as defined below), and the Board reviewed such financial information with Company management at the meeting. Following discussion, the Board accepted the updated 2019 and 2020 financial projections as presented and directed Company management and Foros to provide the updated 2019 and 2020 financial projections to Parent, Party B and Party C. Following the meeting, acting at the direction of the Board, Foros provided the updated 2019 and 2020 financial projections to Parent, Party B and Party C.

        Over the course of the following two weeks, management of the Company, Foros and Sidley participated in various due diligence discussions with Parent and its legal and financial advisors.

        On October 31, 2019, at the Board's direction, representatives of Sidley provided representatives of Hogan Lovells US LLP ("Hogan Lovells"), legal counsel to Parent, with a revised draft of the merger agreement.

        On November 1, 2019, management of the Company, Foros and Sidley held a telephone conference with Party A and its legal and financial advisors to negotiate the terms of the draft purchase agreement with respect to the sale of the Company's DSP business.

        Later in the day on November 1, 2019, representatives of Hogan Lovells provided representatives of Sidley an initial draft of the tender and support agreement that Parent was proposing that the Hagerman Parties sign concurrently with the execution of the merger agreement.

        On November 5, 2019, legal counsel to Party A provided representatives of Sidley with a revised draft of the purchase agreement with respect to the sale of the Company's DSP business. The draft continued to reflect critical transaction terms that would create significant closing uncertainty, reduce the overall value of the potential transaction to the Company and its shareholders and disrupt the Company's other businesses.

        Later in the day on November 5, 2019, at the direction of the Board, representatives of Sidley provided representatives of Hogan Lovells with an initial draft of the disclosure schedules to the merger agreement, and representatives of Howard & Howard Attorneys PLLC, legal counsel to the Hagerman Parties ("Howard"), through Sidley, provided representatives of Hogan Lovells with a revised draft of the tender and support agreement.

        On November 6, 2019, at the direction of the Board, representatives of Sidley contacted Party A's legal counsel to convey that the purchase agreement that had been received the day before continued to contain provisions that made the transaction unworkable from the Company's perspective.

        On November 7, 2019, legal counsel to Party A provided representatives of Sidley with a written proposal with respect to the acquisition of the Company's DSP business that tied Party A's acceptance of the Company's proposals on certain key purchase agreement terms to a reduced purchase price: Party A proposed to acquire the DSP business for (i) $125 million, if the Company would agree to Party A's proposal on certain key terms, or (ii) $105 million, if the Company would not agree to such proposals on those terms. Party A also communicated that its proposed purchase price was subject to its further review of 2019 and 2020 financial performance.

        In the evening of November 7, 2019, representatives of Hogan Lovells provided representatives of Sidley with a revised draft of the merger agreement and the tender and support agreement. Later in the evening, Parent communicated to representatives of Foros that, due to the significant work that remained outstanding between the parties, including with respect to confirmatory financial diligence, regulatory matters, executive severance plan restructuring, legal diligence and legal document drafting, it believed that it was unlikely that the parties would be in a position to execute the merger agreement and announce the transaction on or before November 12, 2019. Parent also indicated at that time that it expected to be able to provide a proposal with respect to the modifications to the Company's executive severance plan and certain executive management employment agreements it would expect as part of the transaction early the following week.

        On November 8, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance, at which the Board reviewed with Company management, Foros and Sidley the status of discussions with the parties that remained engaged in the strategic alternatives process, including the updated proposal received from Party A the day prior, as well as the latest revised merger agreement that had been received from Parent. The Board noted that because Party A's latest proposal was qualified by its ongoing diligence of 2019 and 2020 financial performance, substantial risk remained that Party A would reduce its proposed purchase price even further. The Board directed Company management and its financial and legal advisors to continue to prioritize working toward an agreement with respect to a whole Company transaction with Parent as quickly as possible, particularly given the recent reduction in value of Party A's proposal and the continued apparent execution and valuation risks associated with a transaction with Party A. In advance of the meeting, the Board had also been provided with the October 2019 financial projections (as defined below), and the Board reviewed the October 2019 financial projections with Company management at the meeting. Following discussion, the Board accepted the October 2019 financial projections as presented and directed Foros to use the October 2019 financial projections for purposes of its valuation analysis going forward. The Board noted that there had been no changes to the updated 2019 and 2020 financial projections reviewed at the Board's prior meeting that were included in the October 2019 financial projections.

        In the evening of November 8, 2019, at the direction of the Board, representatives of Sidley had a telephonic meeting with representatives of Hogan Lovells to negotiate the terms of the merger agreement.

        On November 9, 2019, at the direction of the Board, representatives of Sidley provided representatives of Hogan Lovells with an issues list with respect to certain key terms of the merger agreement. On November 11, 2019, representatives of Company management, Sidley, Parent management and Hogan Lovells had a telephone conference to discuss the Company's proposals in respect of the terms set forth on the issues list.

        On November 11, 2019, the Company received an updated proposal from Party C with respect to its potential acquisition of the Company's PBM business at a price of $125 million, subject to an unspecified earn-out component and numerous confirmatory assumptions.

        On November 12, 2019, the Company announced its financial results for the third fiscal quarter of 2019, disclosed the pending termination of a major specialty pharmacy network payor agreement and included in its Quarterly Report on Form 10-Q for the third fiscal quarter of 2019 filed on the same day that there was substantial doubt as to its ability to continue as a going concern within one year after the date of filing of such Quarterly Report on Form 10-Q. Immediately following these announcements, the trading price of the Company Common Stock decreased from approximately $6 per share to approximately $3 per share.

        On November 13, 2019, Parent informed the Company, through Foros, that it would not be in a position to provide the Company with its updated proposal on purchase price in light of the announcement of the Company's financial results for the third fiscal quarter of 2019 and its proposed modifications to the Company's executive severance plan and certain executive management employment agreements until early the following week but that, based on recent developments and confirmatory diligence findings, Parent was no longer willing to proceed with the transaction at a price of $5.00 per share. Also on November 13, 2019, representatives of Hogan Lovells provided representatives of Sidley with an issues list with respect to certain key terms of the merger agreement, which reflected Parent's responses to the proposals provided by the Company on November 11.

        On November 14, 2019, John Prince, the Chief Executive Officer of OptumRx, and Mr. Griffin spoke via telephone. During the call, Mr. Griffin indicated that the Company intended to continue exploring the divestiture of the Company's three separate business units given delays in the timing of the potential transaction with Parent.

        On November 15, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding the status of the strategic alternatives process, including the status of the Company's discussions with the parties that remained involved in the process. Members of Company management informed the Board of Parent's anticipated timing to deliver an updated proposal and the fact that Parent had indicated that it would be reducing its proposed purchase price in light of recent developments. Representatives of Foros also noted that the Company was expecting updated proposals from Party B and Party C with respect to their potential acquisition of the Company's PBM business and that it was the expectation of Company management and Foros that such updated proposals would reflect valuation reductions from their respective prior proposals. Following discussion with Company management, Foros and Sidley, the Board directed Company management and Foros to request that Parent provide its updated proposal as soon as possible over the weekend and directed Company management, Foros and Sidley to continue to work toward execution of a transaction with Parent on an expedited basis, particularly in light of the Company's recent announcement that there was substantial doubt as to the Company's ability to continue as a going concern, which had the potential to result in increased financial pressure on the Company in the absence of a strategic transaction in the near term.

        In the evening of November 15, 2019, Parent orally delivered to the Company, through Foros, its updated proposal that contemplated an acquisition of 100% of the Company Common Stock at a price of $4.00 per share, which Parent indicated reflected recent developments and confirmatory diligence findings, and that outlined certain modifications to the Company's executive severance plan and certain executive management employment agreements that it would require in connection with the transaction.

        Later in the evening on November 15, 2019, the Company was contacted by representatives of a potential strategic buyer ("Party G") that expressed interest in engaging in the strategic alternatives process in respect of a potential acquisition of the whole Company. On November 16, 2019, Party G executed an extension to the confidentiality agreement it had executed with the Company in 2018. Members of management of the Company, Foros and Sidley conducted a series of due diligence calls with Party G on November 18, 2019 and communicated to Party G that it would need to be prepared to execute a transaction within a week in light of the anticipated timeline for the other alternative transactions the Company was considering. Subsequently, Party G informed the Company that it would not be proceeding with its consideration of a strategic transaction with the Company due to its belief that it could not complete its due diligence process and meet the Company's desired timing.

        On November 16 and 17, 2019, Mr. Wolin, lead independent director, Mr. Dreyer, chairman of the Board's Compensation Committee and representatives of Foros and Sidley had a series of telephonic meetings to discuss Parent's proposals with respect to its proposed modifications to the Company's executive severance plan and certain management employment agreements.

        On November 17, 2019, at the direction of the Board, representatives of Sidley provided representatives of Hogan Lovells with a revised draft of the merger agreement.

        On November 18, 2019, Mr. Wolin and representatives of Foros had a telephonic meeting with representatives of Parent to negotiate the terms of the proposal Parent had provided with respect to the Company's executive severance plan and certain executive management employment agreements. On November 20, 2019, Parent communicated to the Company, through Foros, its positions in response to the November 18, 2019 call.

        On November 20, 2019, the Company received a further updated proposal from Party C with respect to its potential acquisition of the Company's PBM business that removed the earn-out component to the purchase price that had been contemplated by its previous proposal but in which Party C reduced its proposed purchase price to $50 million.

        Later in the day on November 20, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance and at which members of Company management and representatives of Foros updated the Board regarding the status of the strategic alternatives process and reviewed with the Board the recent proposals that had been received from Parent and Party C. Company management informed the Board that it anticipated that Parent was waiting for a response from the Company regarding Parent's most recent feedback on the Company's proposals regarding the Company's executive severance plan and certain executive management employment agreements before engaging in further negotiations with respect to the terms of the merger agreement.

        In the morning of November 21, 2019, with the approval of Mr. Wolin and at the direction of the Board, representatives of Foros contacted Parent to indicate that the Company and the Company's executive management team would accept Parent's proposals with respect to the modifications to the Company's executive severance plan and certain management employment agreements. On the same day, acting at the direction of the Board, representatives of Foros communicated to Parent that it was the Company's desire that, although the parties should continue discussing the treatment of Mr. Griffin's incentive equity awards in connection with the transaction and resolution of certain open issues in the merger agreement, the merger agreement be executed and the transaction announced on November 25 or November 26, 2019. Parent responded that certain workstreams still remained outstanding between the parties, including with respect to communications planning, regulatory matters and legal document drafting, and that the transaction required the approval of Parent's board of directors, and as a result, Parent anticipated that the parties could be in a position to execute the merger agreement by December 5, 2019 at the earliest.

        Also on November 21, 2019, representatives of Hogan Lovells provided representatives of Sidley with a revised draft of the merger agreement.

        In the evening of November 21, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were present and at which members of Company management and representatives of Foros updated the Board regarding the status of the strategic alternatives process and related timing considerations. The Board also reviewed with Company management and representatives of Sidley the latest draft of the merger agreement that had been received from Parent. At the meeting, the Board, in light of the anticipated timing with respect to the contemplated transaction with Parent and the exigency of completing a strategic transaction in light of potential additional financial risks associated with the Company's announcement that there was substantial doubt as to its ability to continue as a going concern, directed Company management and Foros to contact (a) Party G to invite Party G back into the process now that Party G would have additional time to conduct the additional due diligence it had requested and (b) the potential counterparties that had made initial indications of interest with respect to an acquisition of the Company's DSIG business to request that they reengage in their due diligence processes and provide the Company with updated proposals as soon as possible. The Board noted that receiving indications of interest from the potential counterparties to a sale of the DSIG business would allow the Board to more precisely gauge the value of divesting the Company's three principal business units in separate transactions in the event that the whole Company sale transaction with Parent or Party G was not available.

        Following the meeting, at the direction of the Board, representatives of Foros contacted each of the four parties that had originally submitted indications of interest in respect of an acquisition of the

DSIG business and invited them to reengage in the strategic alternatives process. Three of those parties indicated varying levels of interest in resuming due diligence, and those parties were granted access to the Data Room, including access to the updated 2019 and 2020 financial projections. The fourth party contacted did not reengage in the process following this outreach.

        Management of the Company also then, at the direction of the Board, contacted Party G to invite it back to the process. Subsequently, Party G informed the Company that, despite the additional time the Company would permit it to conduct due diligence, Party G was nonetheless no longer interested in pursuing a strategic transaction with the Company.

        On November 22, 2019, at the direction of the Board, representatives of Foros contacted Parent to indicate that the Company was prepared to move forward toward a whole Company transaction with Parent at its proposed price of $4.00 per share and with the restructuring of the Company's executive severance plan and certain executive management employment agreements as had been discussed previously.

        On November 23, 2019, management of the Company and representatives of Sidley had a telephone conference with Parent and representatives of Hogan Lovells to negotiate the terms of the merger agreement.

        On November 25, 2019, at the direction of the Board, representatives of Sidley provided representatives of Hogan Lovells with a revised draft of the merger agreement.

        Also on November 25, 2019, the Company received an updated proposal from Party B with respect to its potential acquisition of the Company's PBM business at a price of $100 million, subject to further confirmatory due diligence to be completed in January 2020.

        On November 26, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding the status of the strategic alternatives process, including the terms of the proposal received from Party B and the status of discussions with the parties that had been contacted with respect to a potential acquisition of the Company's DSIG business. Representatives of Sidley also reviewed with the Board certain key issues in the merger agreement that remained subject to negotiation with Parent.

        Later in the day on November 26, 2019, representatives of Hogan Lovells provided representatives of Sidley with a revised draft of the merger agreement.

        Over the course of the next several days, representatives of Sidley, Hogan Lovells, Parent, the Company and Foros attended telephone conferences to negotiate the terms of the merger agreement and discuss certain regulatory matters relating thereto and Hogan Lovells and Sidley exchanged drafts of the merger agreement, while representatives of Howard and Hogan Lovells negotiated the terms of the tender and support agreement and exchanged drafts thereof.

        On December 2, 2019, Parent informed the Company, through Foros, that it believed that the parties may be in a position to execute the merger agreement and announce the transaction in the morning of December 5, 2019, pending completion of the workstreams between the parties, including with respect to regulatory matters and legal document drafting. Later in the day on December 2, 2019, Hogan Lovells circulated a further revised draft of the merger agreement to Sidley.

        On December 3, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. At the meeting, members of Company management and representatives of Foros updated the Board regarding the strategic alternatives process, including the status of discussions with Parent regarding timing for a potential transaction. Representatives of Sidley also provided the Board with a legal briefing regarding the Board members' fiduciary duties in the context of a potential sale of the Company.

        At this meeting, the Board also reviewed with members of Company management the December 2019 financial projections (as defined below), a draft of which had been provided to the Board in advance of the meeting, and the Board accepted the December 2019 financial projections as presented and directed Foros to use the December 2019 financial projections for purposes of its valuation analysis going forward. The Board noted that the only change to the December 2019 financial projections from the October 2019 financial projections was the adjustment of certain working capital items. Foros then provided the Board with its financial analysis of Parent's proposed purchase price, reviewed with the Board Foros's updated valuation analysis based on the December 2019 financial projections, and subsequently confirmed the absence of any conflicts of interest that could affect Foros's ability to issue its fairness opinion. The members of the Board and members of Company management also confirmed the absence of any conflicts of interest with Parent.

        A representative of Sidley then reviewed changes to the key terms reflected in the draft merger agreement for the transaction with Parent that had previously been provided to the Board. A representative of Sidley also noted that the Hagerman Parties would be executing a tender and support agreement in connection with the transaction with Parent. Thereafter, representatives of Sidley sent an email to Hogan Lovells indicating that the Board had concluded a meeting at which it had reviewed the terms of the merger agreement. In the email, Sidley offered a proposal to resolve the remaining material open items in the merger agreement. Hogan Lovells responded to Sidley's proposal with a counter-proposal later in the day on December 3, 2019.

        Later in the day on December 3, 2019, Parent informed a representative of Foros that it did not believe that the parties would be in a position to execute the merger agreement on December 5, 2019 given the outstanding workstreams between the parties, but that it believed execution of the merger agreement and announcement of the transaction on December 9, 2019 was likely to be achievable. The Foros representative, on behalf of the Company, expressed a desire to execute the merger agreement as quickly as possible.

        On December 5, 2019, representatives of Sidley sent to Hogan Lovells final versions of the agreed upon tender and support agreement and executive compensation consent letters relating to the restructuring of the Company's executive severance plan and the employment agreements of certain executives. At this time, representatives of Sidley also circulated a revised draft of the merger agreement to Hogan Lovells. Later in the day, representatives of Hogan Lovells circulated a further revised draft of the merger agreement to Sidley.

        From December 5, 2019 through December 8, 2019, representatives of Hogan Lovells and Sidley discussed and exchanged comments to the merger agreement. At the conclusion of these discussions, the parties agreed on the final form of merger agreement.

        In the evening of December 8, 2019, the Board held a telephonic meeting at which members of Company management, representatives of Foros and representatives of Sidley were in attendance. Representatives of Sidley briefly updated the Board regarding their fiduciary duties in the context of the sale of the Company. Representatives of Sidley summarized for the Board the modifications to the Company's executive severance plan and certain executive management employment agreements and noted that each of the relevant executives of the Company that would be affected by such modifications had consented thereto.

        During this meeting, members of Company management discussed with the Board the December 2019 financial projections (which had been discussed with the Board at the previous Board meeting), and the Board noted the inclusion of such projections in Foros's final valuation analysis.

        Foros then provided the Board with its financial analysis of the Offer Price from Parent, presented to the Board its valuation analysis based on, at the Board's direction and without independent verification, the December 2019 financial projections, and subsequently confirmed the absence of any conflicts of interest that could affect Foros's ability to issue its fairness opinion. A representative of Foros then delivered to the Board Foros's oral opinion, which was subsequently confirmed by delivery of a written opinion dated, December 8, 2019, to the effect that, as of that date and based on and subject to the various assumptions and limitations described in its opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of Shares (other than holders of Cancelled Shares) was fair, from a financial point of view, to such holders.

        The members of the Board and members of Company management also confirmed the absence of any conflicts of interest with Parent. Mr. Griffin noted that he had exploratory discussions with Parent regarding potential post-closing employment positions with Parent but that Parent was ultimately not interested in continuing those discussions prior to the signing of the transaction with Parent.

        A representative of Sidley then reviewed a summary of the key terms of the merger agreement, including a description of the non-solicitation provisions in the merger agreement with respect to Competing Proposals (as defined in the merger agreement), the Board's ability to change its recommendation to Company shareholders and the related termination provisions. A representative of Sidley also noted that the Hagerman Parties would be executing a tender and support agreement in connection with the transaction with Parent. The Board then reviewed the proposed final draft of the tender and support agreement, which had been presented to the Board in advance of the meeting in accordance with applicable takeover laws. Following discussion with members of Company management and representatives of Sidley, the Board approved the tender and support agreement in the form presented.

        The Board then discussed the strategic and financial factors considered by it related to the potential business combination transaction with Parent. Mr. Griffin then stated that Company management recommended that the Board approve the Offer and the Merger, and then the Board unanimously, among other things, (i) approved, adopted and declared advisable the merger agreement and the consummation by the Company of the transactions contemplated thereby, (ii) approved the execution, delivery and performance of the merger agreement and the consummation by the Company of the transactions contemplated thereby, (iii) approved the amendments to the Company's executive severance plan that had been agreed upon with Parent, (iv) determined that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of the Company and its shareholders, (v) resolved that the Merger shall be governed by Section 703a(3) of the MBCA and (vi) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

        Later in the evening on December 8, 2019, and following the Board's meeting, representatives of Sidley advised Hogan Lovells that the Board had unanimously approved the transaction.

        Early in the morning of December 9, 2019, the Company, Parent and Purchaser executed the Merger Agreement, Parent, Purchaser and the Hagerman Parties executed the Tender and Support Agreement, and the relevant Company executives released their executed executive compensation consent letters.

        On December 9, 2019, following the execution of the Merger Agreement and prior to the opening of the public markets, the Company and Parent issued a joint press release announcing the parties' entry into the transaction.

Reasons for the Recommendation

        In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company's senior management team and outside legal and financial advisors. The Board also considered and evaluated a variety of factors during meetings of the Board since the Board began its consideration of strategic alternatives, including the following factors (not necessarily in order of relative importance), each of which the Board believed supported its unanimous determination and recommendation that the Company's shareholders accept the Offer and tender their shares to Purchaser in the Offer:

Challenges the Company Faces as an Independent Company

  •
  The Board considered the possibility of continuing to operate the Company as an independent public company, including the related risks and uncertainties and the prospects for the Company going forward as an independent entity. In doing so, the Board considered the following:

  •
  the landscape of the healthcare and pharmaceutical industry and, in light of the regulatory, financial and competitive challenges industry participants face in a competitive industry, the likelihood that the combined company would be better positioned to meet these challenges;

  •
  in the context of the overall dynamics of the Company's industry, the Company's ability to compete with its current and potential future competitors, including the Company's ability to compete with larger companies that have significantly greater scale, resources, operating efficiencies or bargaining power, the impact on the Company's business of consolidation in the industry, the Company's ability to effectively differentiate its products and services from those of its competitors, the Company's ability to retain rebates from manufacturers, the Company's ability to attract new customers and retain existing customers, and difficulties experienced by the Company as a result of the loss of customers;

  •
  the extensive and evolving regulatory requirements applicable to the Company's business, including the complexity of the laws and regulations applicable to the Company's business, the financial burden and complexity of compliance with all such laws and regulations and the impact of, and uncertainty with respect to, changes in the law or new interpretations of existing laws (including changes or interpretations designed to manage the cost of healthcare and prescription drug costs);

  •
  the Company's ability to finance future acquisitions to gain scale for its business in light of its capital constraints, its ability to effectively execute future acquisitions to gain scale for its businesses, including the Company's ability to successfully integrate acquired businesses and to realize the anticipated financial or strategic benefits and cost savings related to such acquisitions;

  •
  the Company's dependence on its senior management and key employees and the effectiveness of the Company's succession planning initiatives, including difficulties in recruitment and retention of senior management and other key employees and difficulties in managing turnover among key employees;

  •
  the current and historical financial condition, results of operations and business of the Company, the Company's financial plan and prospects if it were to remain an independent company, the risks associated with achieving and executing upon the Company's financial plan and the other risks disclosed under "Risk Factors" in the Company's most recent Annual Report on Form 10-K and the Company's most recent Quarterly Report on Form 10-Q;

    •
    the financial projections prepared by senior management of the Company, including the challenges associated with forecasting the Company's future performance and the risks associated with the ability to meet such projections if it were to continue to operate as an independent company, taking into account known and potential future customer losses and increased competitive pressures in the industry, and considering also the recent instances in which the Company has not met management's financial projections;

    •
    the challenges resulting from the fact that the Company's various businesses exhibit differing financial profiles and, as a result, that investors may have difficulty giving appropriate value to the Company's individual businesses or to the Company as a whole;

    •
    the Company's significant level of indebtedness (including the higher level of indebtedness relative to the Company's peers) and need to reduce such indebtedness with the proceeds of one or more divestitures or capital raising transactions, which limits the Company's financial flexibility and its ability to invest in new businesses or return capital to its shareholders; the Company's limited ability to reduce debt either through free cash flow or by raising equity capital; the effect of the Company's leverage on its competitive position; the limited availability under the Company's revolving credit facility; the fact that the Company included a "going concern" warning in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 in light of the potential that the Company could be in violation of certain covenants under its credit facility at December 31, 2019 and the attendant risks to the business arising out of that warning, including risks with respect to its vendors; the fact that, without a sale transaction, there would be increased risk that a waiver of the Company's covenant violations under its credit facility or amendment or restructuring of the Company's credit facility obligations would be unavailable and, as a result, increased risk that the Company's access to the credit facility would be terminated or the indebtedness thereunder accelerated; the fact that, if the Company's access to its credit facility was terminated or if the indebtedness thereunder was accelerated, it would be unable to repay the obligations under its credit facility; and the prospect that, if the Company were to cease to have liquidity before coming to an acceptable arrangement with its lenders, it could be required to file for bankruptcy;

    •
    the downgrade by Moody's Investor Service of the Company's financial strength rating, the lowering of the outlook of this rating from "stable" to "negative," and the potential impact a further downgrade could have on the Company's business;

    •
    the uncertainties associated with pursuing the Company's strategic business plan;

    •
    the historical trading multiples of Company Common Stock and the possible trading ranges of Company Common Stock based on these multiples in the absence of takeover speculation, which trading ranges in the absence of takeover speculation may be significantly below the market price immediately prior to the execution of the Merger Agreement; and

    •
    the Board's belief that the recent trading price of Company Common Stock had been positively affected by the Company's announcement that the Board was considering strategic alternatives for the Company and did not reflect recent adverse developments in the Company's business, including those following its release of third quarter earnings.

  •
  The Board considered the results of the strategic review process conducted by the Board with the assistance of Foros, which included, in addition to a possible sale of the Company, the following:

  •
  a review of other strategic alternatives, including the possibility of continuing to operate the Company as an independent public company, a sale or divestiture of one or more of the Company's businesses in one or more separate transactions or in connection with the sale of the remaining Company, the possibility of a strategic partnership with certain of its commercial relationships, the possibility of receiving third party equity investments and the possibility of acquiring or combining with other companies;

    •
    a review of proposals received by the Company to purchase certain of the Company's businesses, the financial and other terms of which the Board concluded were not in the best interests of the Company's shareholders;

    •
    an assessment of the difficulty and execution risk of carving out for sale or spinning off certain of the Company's businesses from the remainder of the Company's business, including challenges resulting from the Company's current high level of debt (and in particular the potential challenges facing the Company's remaining businesses if required to carry a high amount of debt), the linkages between the Company's businesses, the prospect that the terms required by a buyer in a divestiture transaction could negatively impact the value or attractiveness of the remaining Company to acquirors, the complexity of completing one or more divestitures, the possible tax leakage that might result from such divestiture(s) and the potential costs and negative synergies that would result from a divestiture;

    •
    the fact that the Company publicly announced on August 9, 2019 that it was considering strategic alternatives and has publicly maintained that position since that time, thereby affording any potentially interested party the opportunity to propose a transaction with the Company, and that the Company and Foros have also conducted active solicitations of potential counterparties for a transaction with the Company, none of which resulted in proposals that the Board believed were reasonably likely to create greater value for the Company's shareholders than the Offer and the Merger;

    •
    a review of the range of possible benefits to the Company's shareholders of the various strategic alternatives and the timing and the costs, risks and likelihood of accomplishing the goals of any of these alternatives; and

    •
    an assessment by the Board that none of the strategic alternatives was reasonably likely to present superior opportunities for the Company, or reasonably likely to create greater value for the Company's shareholders, than the Offer and the Merger.

  •
  The Board considered that, in connection with the Transactions, Parent agreed to assume, at closing, the substantial indebtedness under the Company's Credit Agreement;

  •
  The Board also considered that although there was significant interest in the DSIG business, the Board believed that an approach involving seeking to sell the DSP and PBM businesses first and then determining whether to sell the DSIG business or operate the DSIG business on a stand-alone basis was most likely to maximize value for shareholders. The Board also considered that there would be challenges associated with selling the DSIG business and retaining the DSP and PBM businesses. The Board also noted that throughout the process of evaluating strategic alternatives, the valuation of its DSP and PBM businesses by bidders continued to deteriorate, these bidders continued to request significant additional diligence, and there were material execution risks associated with these potential carve-out transactions. Ultimately, the Board considered that although the sum-of-the-parts analysis could in theory create modestly more value than a sale of the entire Company, the execution risks of such transactions and the length of time that those transactions could take to complete, combined with and in light of the attendant risks from the Company's "going concern" warning, meant that the transaction with Parent was the best reasonably available alternative to maximize value for the Company's shareholders.

  •
  The Board considered its belief that the value offered to shareholders in the Offer and the Merger was more favorable to shareholders than the potential value of remaining an independent public company or certain of its business units remaining an independent public company, particularly in light of the Board's assessment that the stand-alone Company was not reasonably likely to create greater value for the Company's shareholders after taking into account risk and timing of execution of its business plan and the carve-out or spin-off transactions with respect to one or more of the Company's businesses, as well as business, competitive, industry and market risk.

  •
  The Board considered other items potentially enhancing and diminishing the value of the Company and management's discussion of those items, individually and in the aggregate.

Offer Price; Certainty of Value; Liquidity; Parent

        The Board considered the following, with respect to the Offer Price:

  •
  the fact that the Offer Price represents an approximately 31.2% discount to $5.81, the closing price of the shares of Company Common Stock on December 6, 2019 (the last trading day prior to the approval of the Merger Agreement by the Board);

  •
  the fact that shares of Company Common Stock generally had traded higher than the Offer Price during the period after the Company's announcement on August 9, 2019 that the Board was exploring strategic alternatives and lower than the Offer Price immediately after the Company announced certain adverse developments in its business on November 12, 2019 in connection with the Company's third quarter earnings release;

  •
  the fact that the Company engaged in a publicly announced, broad and competitive process, in connection with which the Company had contact, either directly or through the Company's advisors, with a total of more than 40 financial sponsors and strategic parties since May 16, 2019, and the fact that, after such process, Parent was one of only three bidders that submitted written proposals to acquire the entire Company;

  •
  the Board's belief, based on the process described above, that it was unlikely that any other financial sponsors or strategic buyers would be willing to acquire the Company at a price in excess of $4.00 per share;

  •
  the opinion of Foros, dated December 8, 2019, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be paid in the Offer and the Merger to holders of the Shares (other than the Cancelled Shares), and related financial analyses, as more fully described below under "—Opinion of Foros Securities LLC." Holders of the Shares are encouraged to read the opinion, as set forth in Annex A hereto and incorporated herein by reference, carefully in its entirety;

  •
  the fact that the form of consideration to be paid to shareholders in the Transactions is to be all cash, providing the Company's shareholders with certainty of value and liquidity upon payment of such cash consideration; and

  •
  the historical trading ranges of Company Common Stock and the potential trading range of the Company Common Stock and recent target prices for the Company Common Stock issued by research analysts following the release of the Company's earnings for the third fiscal quarter of 2019.

  •
  The Board also considered the identity of Parent, Parent's status as a large strategic buyer with ample resources and a history of successfully completing large M&A transactions and Parent's familiarity with the Company's business.

Merger Agreement

  •
  General Terms.  The Board considered the general terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, as well as the likelihood of the consummation of the Offer and the Merger, the proposed transaction structure, the termination provisions of the Merger Agreement and the Board's evaluation of the likely time period necessary to effect the Transactions, including the Offer and the Merger.

  •
  Ability to Consider Competing Proposals and to Terminate the Merger Agreement.  The Board considered that, prior to the Acceptance Time, the Company would be permitted to furnish information and participate in discussions and negotiations with a third party that provided to the Company a bona fide, written unsolicited proposal for an alternative transaction that the Board determines in good faith (after consultation with its independent financial advisors and outside legal counsel) constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and that the failure to take action with respect to which would be inconsistent with the Board's fiduciary duties under applicable law. The Board considered that it retained the ability to withdraw, change, qualify, withhold or modify or amend its recommendation to shareholders of the Company in respect of the Offer if, after compliance with the relevant provisions of the Merger Agreement, it determines in good faith (after consultation with its independent financial advisors and outside legal counsel) that such proposal constitutes a Superior Proposal and that a failure to do so would be inconsistent with its fiduciary duties under applicable law. The Board also considered that, prior to the Acceptance Time, it would be able to, after compliance with the relevant provisions in the Merger Agreement, cause the Company to terminate the Merger Agreement to enter into an acquisition agreement to effect a Superior Proposal, subject to the payment to Parent of a termination fee of $15,000,000 in connection with the termination of the Merger Agreement.

  •
  Ability to Change Recommendation to Shareholders in Respect of Intervening Events.  The Board considered that it retained the ability to withdraw, change, qualify, withhold or modify or amend its recommendation to shareholders of the Company in respect of the Offer in response to an Intervening Event (as defined in the Merger Agreement) if it complies with the relevant provisions of the Merger Agreement and determines in good faith (after consultation with its independent financial advisors and outside legal counsel) that a failure to do so would be inconsistent with its fiduciary duties under applicable law. The Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement, which would result in the payment to Parent of a termination fee of $15,000,000 in connection with the termination of the Merger Agreement.

  •
  Termination Fee.  The Board considered the fact that the Board believed that the termination fee of $15,000,000, or approximately 1.6% of the aggregate enterprise value of the Company in respect of the Transactions and approximately 4.7% of the aggregate equity value of the Company in respect of the Transactions, payable to Parent if the Merger Agreement is terminated under certain circumstances, is reasonable and would not preclude other offers.

  •
  Speed and Likelihood of Consummation

  •
  No Financing Condition. The Board considered that the Transactions are not subject to a financing condition and the financial resources and size of Parent and its investment grade rating.

  •
  Limited Closing Conditions. The Board considered that, other than the HSR Condition and certain pharmacy-related licensure approvals, filings and notices, each of which would be legally required in connection with any acquisition of the Company, the Merger Agreement contains limited closing conditions. The Board considered the belief that the prospects for receiving such approvals are good. The Board also considered that the Company and Parent could extend the outside date for completion of the Merger from the date that is six months from the date of the Merger Agreement to the date that is twelve months from the date of the Merger Agreement if the HSR Condition has not been satisfied. The Board considered that, taken together, these provisions provide assurance to the Company's employees, contractual counterparties and customers that the prospects for closing of the Transactions are good.

  •
  Specific Performance Right.  The Board considered the fact that if Parent or Purchaser fails, or threatens to fail, to satisfy its obligations under the Merger Agreement, the Company is entitled to specifically enforce the Merger Agreement, in addition to any other remedies to which the Company may be entitled.

  •
  Tender Offer Structure.  The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 703a(3) of the MBCA. The Board also considered that, consistent with the MBCA, the Merger Agreement provides for the Minimum Tender Condition. The Board considered that the potential for closing in a relatively short timeframe based on the foregoing structure also could reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Extension of Offer Period.  The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived in order to allow for the satisfaction of such condition or if such extension is necessary to comply with any rule, regulation interpretation or position of the SEC or the staff thereof applicable to the Offer.

  •
  No Dissenters' Rights.  The Board considered the fact that the shareholders of the Company are not entitled to dissenters' rights in connection with the Transactions.

  •
  Support of Company's Largest Shareholder.  The Board considered that Philip R. Hagerman and certain persons and entities affiliated with Mr. Hagerman, who collectively hold, beneficially or of record, approximately 23% of the outstanding Company Common Stock and collectively constitute the Company's largest single shareholder, are in favor of the Transactions and agreed with Parent and Purchaser to enter into the Tender and Support Agreement to tender their shares of Company Common Stock in the Offer, but which agreement would terminate in the event that the Merger Agreement is terminated in the event that the Board were to cause the Company to terminate the Merger Agreement to enter into an acquisition agreement to effect a Superior Proposal.

Potentially Negative Factors

        The Board also considered certain risks and other potentially negative factors related to entering into the Merger Agreement, including:

  •
  Offer Price.  The Board considered the fact that the Offer Price represents a discount of 31.2% to the closing price of the shares of Company Common Stock on December 6, 2019 (the last trading day prior to the approval of the Merger Agreement by the Board) and that the closing price of the shares of Company Common Stock during the period after the announcement by the Company of the commencement of a process to explore the Company's strategic alternatives after market close on August 9, 2019 was generally higher than the Offer Price (although the

    Board observed that the price of shares of Company Common Stock would likely have declined after such date in the absence of such announcement);

  •
  Risk of Non-Consummation.  The Board considered the risk that the Transactions might not be consummated and the potential effect of the resulting public announcement of termination of the Merger Agreement on:

  •
  the market price of Company Common Stock, which the Board noted could be affected by many factors, including (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company, (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of Company Common Stock by investors following an announcement of termination of the Merger Agreement;

  •
  the Company's operating results, particularly in light of the costs incurred in connection with the Offer, the Merger and related transactions;

  •
  the potential diversion of management and employee attention and the potential effect on business and customer, supplier and other business partner relationships; and

  •
  the Company's ability to attract and retain key personnel and maintain its existing relationships with customers, suppliers and other business partners.

  •
  Termination Fee.  The Board considered the possibility that the Company's obligation to pay Parent a termination fee of $15,000,000 if the Merger Agreement is terminated under certain circumstances and Parent's matching rights could discourage other potential acquirers from making an alternative proposal to acquire the Company. The Board, however, believes that the termination fee and matching rights are reasonable and would not preclude other offers.

  •
  Regulatory Risk.  The Board considered the fact that the Transactions might not be consummated in a timely manner or at all due to a failure by the Company and Parent to obtain the required regulatory approvals. The Board, however, believes that the prospects for receiving such regulatory approvals are good.

  •
  Possible Disruption of Business.  The Board considered the possible disruption to the Company's business that may result from the announcement of the Transactions. The Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger, which may delay or prevent the Company from undertaking certain business opportunities that may arise or any other action that it might make with respect to its operations.

  •
  Future Growth.  The Board considered the fact that if the proposed Transactions are consummated, the Company would no longer exist as an independent company, and the Company's shareholders would no longer participate in the potential future growth and profits of the Company. The Board concluded that providing the Company's shareholders with a current opportunity to sell their shares of Company Common Stock for cash at an attractive price was preferable to remaining as an independent public company in which the holders of such shares of Company Common Stock would have an uncertain potential for future gain and have possible loss in value.

  •
  Offer Price Taxable.  The Board considered that, for U.S. federal income tax purposes, the cash consideration to be paid to the Company's shareholders in the Transactions generally would be taxable to the shareholders. The Board believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due. The Board considered that the Company's shareholders should receive long-term capital gains treatment for their shares of Company Common Stock if held for the applicable holding period.

Other Factors

  •
  The Board considered the potential effects of the consummation of the Merger on the Company shareholders' ability to assert potential derivative claims on behalf of the Company, including any claims potentially arising out of the facts alleged in the putative securities class action case pending in the Northern District of Illinois against the Company and certain of its current and former officers.

  •
  The Board considered the interests of certain members of senior management and the members of the Board in the Transactions, which interests may be different from, or in addition to, those of the Company's shareholders, as described in the section entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company" on page 5. The Company entered into arrangements substantially similar to the consent letters entered into with the Company's senior management with other members of the Company's management. The Board also considered its belief that the willingness of the Company's senior management, including each of its executive officers, to agree to these reductions of prospective benefits to them reflected a strong belief on the part of senior management of the Company that the transaction was the best reasonably available to the Company and its shareholders. Specifically, in connection with the negotiation and execution of the Merger Agreement and effective as of the Effective Time, the Company entered into consent letters with each of the participants in the Severance Plan, pursuant to which each participant consented to the exclusion from the Monthly CIC Severance Amount of the participant's target annual cash bonus for the calendar year in which a Qualifying Termination occurs.

        The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation to the Company's shareholders in respect of the Offer. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented, including the factors described above.

        The Board unanimously recommends that the Company's shareholders accept the Offer and tender their Shares to Purchaser in the Offer.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers and directors, representing approximately 23.20% of the outstanding Shares, currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority or any restricted shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        In addition, the Hagerman Parties have entered into the Tender and Support Agreement with Parent and Purchaser under which such shareholders have agreed, among other things, to tender all of the Shares owned by them, beneficially or of record, in the Offer and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement and the Transactions contemplated thereunder and any other matter necessary for consummation of the Transactions. For more information, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser or involving the Company—Tender and Support Agreement" above, which is incorporated herein by reference.

Certain Financial Projections

        Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, estimated ranges for the then-current fiscal year of certain expected financial results in its regular earnings press releases and other investor materials.

        In July, August and September 2018, in connection with the Company's exploration of strategic alternatives in 2018, which included a potential sale of the Company, the Company's management prepared forward-looking financial information with respect to fiscal years 2018 through 2024 (which we refer to as the "September 2018 financial projections"), which are summarized below. The Company's management provided the September 2018 financial projections to the Board and Foros in September 2018.

        In May 2019, in light of the passage of time and developments in the Company's business since the preparation of the September 2018 financial projections, the Company's management prepared updated forward-looking financial information with respect to fiscal years 2019 through 2024 (which we refer to as the "May 2019 financial projections"), which are summarized below. The Company's management provided the May 2019 financial projections to the Board and Foros in May 2019. In June 2019, after receiving the actual financial results for April and May 2019, and in light of further developments in the Company's business, the Company's management prepared updated forward-looking financial information with respect to fiscal years 2019 through 2024 (which we refer to as the "June 2019 financial projections"), which are summarized below. The Company's management provided the June 2019 financial projections to Foros in June 2019 and provided the portions of the projections relating to revenue, adjusted EBITDA and capital expenditures, as each is reflected in the June 2019 financial projections, to the Board in June 2019.

        In October 2019, as a result of the passage of time and further developments in the Company's business, and following the Company's announcement in August 2019 that it was evaluating strategic alternatives, which included a potential sale of the Company or a potential sale of some or all of the Company's individual business units, the Company's management prepared updated forward-looking financial information with respect to fiscal years 2019 through 2024 (which we refer to as the "October 2019 financial projections"), which are summarized below. The Company's management provided the October 2019 financial projections to the Board and Foros in October and November 2019. Also in October 2019, Parent requested updated financial projections with respect to 2019 and 2020. In accordance with Parent's request, the Company provided Parent with updated information on revenue, gross profit, operational expense and adjusted EBITDA, for 2019 and 2020, as well as certain business unit-specific operational metrics (the "updated 2019 and 2020 financial projections"), as each is reflected in the October 2019 financial projections. In November and December 2019, in light of updated assumptions relating to working capital, the Company's management prepared updated forward-looking financial information with respect to fiscal years 2019 through 2024 (which we refer to as the "December 2019 financial projections", and together with the September 2018 financial projections, the May 2019 financial projections, the June 2019 financial projections and the October

2019 financial projections, the "financial projections"), which are summarized below. The changes reflected in the December 2019 financial projections did not affect the updated information that Parent had previously requested and received with respect to revenue, gross profit, operational expense and adjusted EBITDA for 2019 and 2020. The Company's management provided the December 2019 financial projections to the Board and Foros in December 2019. Foros used and relied on the December 2019 financial projections in connection with its financial analysis and opinion to the Board with respect to the Offer Price of $4.00 in cash per Share described elsewhere in this document.

        The financial projections were prepared assuming the Company's continued operation as a going concern on a standalone basis and without the separate sale of any of the Company's business units.

        None of the financial projections were intended for public disclosure. The summary of the financial projections described in this section is included in this Schedule 14D-9 because they were accepted or approved by the Board for dissemination to potential bidders for the Company (or certain of its business units) or, in the case of the December 2019 financial projections, to Foros for its reliance in its analysis and opinion to the Board with respect to the Offer Price. The portions of the financial projections provided to Parent or other potential buyers with whom the Company discussed a potential transaction are summarized below:

  •
  In October and November 2018, the Company shared information on revenue, gross profit and adjusted EBITDA, as well as certain business unit-specific operational metrics, for 2018 through 2020 with Parent and other potential buyers considering a transaction involving the Company;

  •
  In June, July and August 2019, the Company shared the June 2019 financial projections with Parent and other potential buyers considering a transaction involving the Company or certain of the Company's business units; and

  •
  In October 2019, at Parent's request, the Company shared with Parent updated information on revenue, gross profit, operational expenses and adjusted EBITDA, for 2019 and 2020, as well as certain business unit-specific operational metrics, as each is reflected in the October 2019 financial projections. The Company also shared certain updated information on revenue, gross profit, operational expenses and adjusted EBITDA, for 2019 and 2020, as well as certain business unit-specific operational metrics, with potential buyers considering a transaction involving one or more business units of the Company, but only with respect to such specific business unit.

        The inclusion of the financial projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the financial projections or the information contained therein is material.

        The financial projections are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (which we refer to as "GAAP") or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company's independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the financial projections or expressed any opinion or any other form of assurance on the financial projections or their achievability. The Company's independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the financial projections.

        In the view of the Company's management, the financial projections were prepared on a reasonable basis reflecting management's best available estimates and judgments regarding the Company's future financial performance at the time of their respective preparation. The May 2019 financial projections, June 2019 financial projections, October 2019 financial projections and December

2019 financial projections were each, at the time of presentation to the Board, intended to supersede and replace all prior financial projections. The financial projections are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the financial projections. Some or all of the assumptions that have been made in connection with the preparation of the financial projections may have changed since the date the financial projections were prepared. None of the Company, Parent or any of their respective affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections or the ultimate performance of the Company relative to the financial projections. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the financial projections if any or all of them have changed or change or otherwise have become, are or become inaccurate (even in the short term). These considerations should be taken into account if evaluating the financial projections, each of which were prepared as of an earlier date.

        The financial projections do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in the Company's businesses or their prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the financial projections were prepared, and the financial projections are not necessarily indicative of current values or necessarily predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

        Because the financial projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The financial projections also cover multiple fiscal years, and such information by its nature becomes less predictive with each succeeding fiscal year. The financial projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, without limitation, the factors described in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 18, 2019, as supplemented by the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019 and September 30, 2019, which were filed with the SEC on August 9, 2019 and November 12, 2019, respectively, and in the Company's other public filings with the SEC. For additional information on factors that may cause the Company's future financial results to materially vary from the projected results summarized below, see the section entitled "Item 8. Additional Information—Forward-Looking Statements." Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the financial projections cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or any of its affiliates, advisors or other representatives or any other person to any Company shareholder or any other person regarding the actual performance of the Company compared to the results included in the financial projections or otherwise.

        The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company's public filings with the SEC. For a more detailed description of the information available, see the section entitled "Item 8. Additional Information—Annual and Quarterly Reports." The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the effect of the Offer, the Merger and related matters. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed in any manner in that context.

        The financial projections reflect various estimates, assumptions and methodologies of the Company, all of which are difficult to predict and many of which are beyond the Company's control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to the Company's businesses. Such assumptions include, but are not limited to, the following:

  •
  the financial projections were prepared assuming the Company's and each of its business units' continued operation as a going concern on a standalone basis and without the separate sale of any of the Company's business units or other material mergers or acquisitions;

  •
  with respect to the September 2018 financial projections, 8% revenue compound annual growth rate ("CAGR") from 2019 to 2024, driven by expected revenue growth across all of the Company's businesses;

  •
  with respect to the September 2018 financial projections, relatively stable adjusted EBITDA margins from 2019 to 2024, driven by modest gross margin compression offset by operating cost leverage;

  •
  with respect to the May 2019 financial projections, approximately 6% and 34% year-over-year decline in 2019 revenue and adjusted EBITDA, respectively, driven in part by reimbursement compression in the DSP business and customer losses in the PBM business;

  •
  with respect to the May 2019 financial projections, 9% revenue CAGR from 2019 to 2024, driven by expected revenue growth across all of the Company's businesses, including the PBM business which was projected to return to double digit revenue growth from the lower 2019 base;

  •
  with respect to the May 2019 financial projections, relatively stable adjusted EBITDA margins from 2019 to 2024, as gross margin compression slows and operating cost leverage continues to favorably impact adjusted EBITDA margins;

  •
  with respect to the June 2019 financial projections, approximately 9% and 46% year-over-year decline in 2019 revenue and adjusted EBITDA, respectively, reflecting in part incremental expected reimbursement compression in the DSP business relative to the May 2019 financial projections;

  •
  with respect to the June 2019 financial projections, 9.1% revenue CAGR from 2019 to 2024, reflecting an expected return to growth across all of the Company's businesses, including the PBM business which was projected to return to double digit revenue growth from the lower 2019 base;

  •
  with respect to the June 2019 financial projections, modest adjusted EBITDA margin expansion from 2019 to 2024, driven by operating cost leverage partially offset by gross margin compression;

  •
  with respect to the October 2019 financial projections and the December 2019 financial projections, approximately 7% and 56% year-over-year decline in 2019 revenue and adjusted EBITDA, respectively, reflecting in part the incremental impact on the PBM business of a contractual rebate volume penalty and establishment of a litigation reserve;

  •
  with respect to the October 2019 financial projections and the December 2019 financial projections, 1.4% revenue CAGR from 2019 to 2024, driven by a 13.2% revenue decline in 2020, in part as a result of the Company exiting a large payer network, followed by approximately 5.5% average annual revenue growth from 2020 to 2024, supported by expected drug price inflation in DSP and patient growth in DSIG;

  •
  with respect to the October 2019 financial projections and the December 2019 financial projections, 10.8% adjusted EBITDA CAGR from 2019 to 2024, driven primarily by strong expected growth in the DSIG business; and

  •
  with respect to the October 2019 financial projections and the December 2019 financial projections, decrease in capital expenses from $21 million in 2019 to $15 million in 2020, and $10 million annually in 2021 to 2024, driven in part by the completion of the implementation of ScriptMed.

        In addition, certain of the financial projections are non-GAAP financial measures, including EBITDA, adjusted EBITDA, adjusted EBIT, adjusted unlevered free cash flow, levered free cash flow and net debt. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled financial measures used by other companies.

Financial Projections

        The following table summarizes the September 2018 financial projections:

Fiscal Years (U.S. dollars in millions)(1)(2)(3)

	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue	$5,888	$6,364	$6,879	$7,429	$8,022	$8,661
Adjusted EBITDA(4)	$184	$199	$218	$236	$254	$273
(–) Depreciation and Amortization	$(95)	$(65)	$(54)	$(47)	$(47)	$(47)
Adjusted EBIT	$89	$135	$164	$189	$207	$226
(–) Taxes	$(24)	$(36)	$(44)	$(51)	$(56)	$(61)
(–) Stock-Based Compensation (after-tax)(5)	$(18)	$(18)	$(18)	$(18)	$(18)	$(18)
(+) Depreciation and Amortization	$95	$65	$54	$47	$47	$47
(–) Capital Expenditures	$(15)	$(10)	$(10)	$(10)	$(10)	$(10)
(+) (Increase) / Decrease in Net Working Capital	$(5)	$(10)	$(10)	$(11)	$(12)	$(13)
Adjusted Unlevered Free Cash Flow	$122	$125	$135	$146	$158	$171

(1)
The Company's management also prepared certain financial projections for 2018, which have not been included in this summary in light of the passage of time.

(2)
The Company's management developed four sets of operating scenarios for the Company and assigned probabilities to each of them in their preparation of the September 2018 financial projections. This summary of the September 2018 financial projections reflects the base case scenario, which the Company's management believed to be the most probable to occur of these four operating scenarios.

(3)
In October and November 2018, the Company shared information on revenue, gross profit and adjusted EBITDA, as well as certain segment-specific operational metrics, for 2018 through 2020 with Parent and other potential buyers considering a transaction involving the Company, each as reflected in the September 2018 financial projections.

(4)
Adjusted EBITDA is defined as net income plus interest expenses, taxes, depreciation and amortization, non-cash stock based compensation expenses, and non-recurring items such as costs related to restructuring, severance and mergers and acquisitions. Adjusted EBITDA is not recognized as a measurement under GAAP and should not be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

(5)
Adjusted unlevered free cash flow is reduced by stock based compensation expense as a proxy for the economic cost of stock awards to employees.

        The following table summarizes the May 2019 financial projections:

Fiscal Years (U.S. dollars in millions)(1)

	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue	$5,149	$5,544	$6,084	$6,647	$7,265	$7,941
Adjusted EBITDA(2)	$111	$105	$122	$137	$155	$174
Capital Expenditures	$21	$15	$10	$10	$10	$10

(1)
The Company's management did not present the information to calculate projected adjusted unlevered free cash flow to the Board in connection with the May 2019 financial projections.

(2)
Adjusted EBITDA is defined as net income plus interest expenses, taxes, depreciation and amortization, non-cash stock based compensation expenses, and non-recurring items such as costs related to restructuring, severance and mergers and acquisitions. Adjusted EBITDA is not recognized as a measurement under GAAP and should not be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

        The following table summarizes the June 2019 financial projections:

Fiscal Years (U.S. dollars in millions)(1)(2)

	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue	$5,023	$5,419	$5,945	$6,492	$7,096	$7,757
Adjusted EBITDA(3)	$91	$99	$112	$123	$141	$159
Net Income	$(55)	$(19)	$5	$28	$54	$80
(+) Depreciation and Amortization	$77	$56	$48	$40	$38	$36
(+) Stock Based Compensation	$21	$21	$21	$21	$21	$21
(+) Tax Expense	$3	$3	$3	$3	$3	$3
(–) Cash Taxes	$(3)	$(3)	$(3)	$(3)	$(3)	$(3)
(+) (Increase) / Decrease in Net Working Capital	$34	$(12)	$(14)	$(14)	$(16)	$(17)
(–) Payment of Contingent Consideration	(7)	—	—	—	—	—
(+) Other(4)	$14	$12	$12	$12	$10	$10
(–) Capital Expenditures	$(21)	$(15)	$(10)	$(10)	$(10)	$(10)
Levered Free Cash Flow	$64	$43	$62	$76	$97	$120
Cash Interest	$37	$34	$31	$28	$23	$17

(1)
In June, July and August 2019, the Company shared the June 2019 financial projections with Parent and other potential buyers considering a transaction involving the Company or certain of the Company's business units.

(2)
In June 2019, the Company's management provided the Board with the portions of the projections relating to revenue, adjusted EBITDA and capital expenditures, as each is reflected in the June 2019 financial projections, but did not discuss with the Board the other metrics listed above.

(3)
Adjusted EBITDA is defined as net income plus interest expenses, taxes, depreciation and amortization, non-cash stock based compensation expenses, and non-recurring items such as costs related to restructuring, severance and mergers and acquisitions. Adjusted EBITDA is not recognized as a measurement under GAAP and should not be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

(4)
Other includes amortization of debt issuance costs and provision for doubtful accounts.

        The following table summarizes the October 2019 financial projections:

Fiscal Years (U.S. dollars in millions)(1)(2)

	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue	$5,124	$4,448	$4,690	$4,943	$5,210	$5,494
Adjusted EBITDA(3)	$74	$85	$95	$104	$113	$123
(–) Stock-Based Compensation(4)	$(19)	$(21)	$(21)	$(21)	$(21)	$(21)
(–) Other(5)	$(6)	$(2)	—	—	—	—
EBITDA	$50	$62	$74	$83	$92	$102
(–) Depreciation and Amortization	$(72)	$(46)	$(43)	$(37)	$(33)	$(31)
EBIT	$(22)	$17	$31	$46	$59	$71
(–) Taxes	$6	$(4)	$(8)	$(12)	$(16)	$(19)
(+) Depreciation and Amortization	$72	$46	$43	$37	$33	$31
(+) (Increase) / Decrease in Net Working Capital	$55	$(8)	$(14)	$(15)	$(16)	$(17)
(–) Capital Expenditures	$(21)	$(15)	$(10)	$(10)	$(10)	$(10)
Adjusted Unlevered Free Cash Flow	$90	$34	$41	$46	$51	$56

(1)
In October 2019, the Company shared with Parent updated information on revenue, gross profit, operational expense and adjusted EBITDA, for 2019 and 2020, as well as certain business unit-specific operational metrics, as each were reflected in the October 2019 financial projections. The Company also shared certain updated information on revenue, gross profit, operational expenses and adjusted EBITDA, for 2019 and 2020, as well as certain business unit-specific operational metrics, with potential buyers considering a transaction involving one or more business units of the Company, but only with respect to such specific business unit.

(2)
The October 2019 financial projections originally included only revenue, adjusted EBITDA and capital expenditures. In November 2019, the Company's management supplemented their projections to include stock based compensation, other (as defined in footnote (5)), EBITDA, depreciation and amortization, EBIT, taxes and change in net working capital.

(3)
EBITDA is defined as net income plus interest expenses, taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash stock based compensation expenses and non-recurring items such as costs related to restructuring, severance and mergers and acquisitions. Neither adjusted EBITDA nor EBITDA is recognized as a measurement under GAAP and neither should be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

(4)
Adjusted unlevered free cash flow is reduced by stock based compensation expense as a proxy for the economic cost of stock awards to employees.

(5)
Other includes restructuring, severance and mergers and acquisition related expenses.

        The following table summarizes the December 2019 financial projections:

Fiscal Years (U.S. dollars in millions)(1)

	2019E	2020E	2021E	2022E	2023E	2024E
Total Revenue	$5,124	$4,448	$4,690	$4,943	$5,210	$5,494
Adjusted EBITDA(2)	$74	$85	$95	$104	$113	$123
(–) Stock-Based Compensation(3)	$(19)	$(21)	$(21)	$(21)	$(21)	$(21)
(–) Other(4)	$(6)	$(2)	—	—	—	—
EBITDA	$50	$62	$74	$83	$92	$102
(–) Depreciation and Amortization	$(72)	$(46)	$(43)	$(37)	$(33)	$(31)
EBIT	$(22)	$17	$31	$46	$59	$71
(–) Taxes	$6	$(4)	$(8)	$(12)	$(16)	$(19)
(+) Depreciation and Amortization	$72	$46	$43	$37	$33	$31
(+) (Increase) / Decrease in Net Working Capital	$33	$(5)	$(15)	$(15)	$(17)	$(18)
(–) Capital Expenditures	$(21)	$(15)	$(10)	$(10)	$(10)	$(10)
Adjusted Unlevered Free Cash Flow	$67	$38	$41	$45	$50	$55

(1)
The December 2019 financial projections include revised assumptions relating to working capital. The net impact of these changes is an increase in projected net debt, or debt minus cash and cash equivalents, as of December 31, 2019 from $579 million to $598 million and modest changes in working capital projections in the fiscal years 2020 through 2024 forecasted period. There were no other changes between the October 2019 financial projections, together with information supplemented in November 2019, and the December 2019 financial projections.

(2)
EBITDA is defined as net income plus interest expenses, taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash stock based compensation expenses and non-recurring items such as costs related to restructuring, severance and mergers and acquisitions. Neither adjusted EBITDA nor EBITDA is recognized as a measurement under GAAP and neither should be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

(3)
Adjusted unlevered free cash flow is reduced by stock based compensation expense as a proxy for the economic cost of stock awards to employees.

(4)
Other includes restructuring, severance and mergers and acquisition related expenses.

        NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE FINANCIAL PROJECTIONS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE INACCURATE OR NO LONGER APPROPRIATE.

Opinion of Foros Securities LLC

        On December 8, 2019, Foros delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated December 8, 2019, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in Foros's opinion, the

Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares) was fair, from a financial point of view, to such holders.

        The full text of the Foros written opinion delivered to the Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Foros, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Foros provided its opinion to the Board for the information and assistance of the Board (in its capacity as such) in connection with and for purposes of the Board's evaluation of the Offer Price from a financial point of view. Foros's opinion does not address any other aspect of the Transactions and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the Transactions or any other matter.

        In connection with rendering its opinion, Foros:

  (1)
  reviewed certain publicly available business and financial information relating to the Company that Foros deemed relevant;

  (2)
  reviewed the December 2019 financial projections, which comprised certain information, including financial forecasts presented to the Board in December 2019 and approved by the Board on December 3, 2019 and other financial and operating data concerning the Company, prepared by the management of the Company;

  (3)
  discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

  (4)
  reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of certain other publicly traded companies that Foros deemed relevant;

  (5)
  compared certain financial and stock market information of the Company with similar publicly available information of certain other companies that Foros deemed relevant;

  (7)
  reviewed the Merger Agreement; and

  (8)
  performed such other analyses and studies and considered such other factors as Foros deemed appropriate.

        In arriving at its opinion, Foros assumed and relied upon, at the Board's direction and without independent verification, that the Company would continue as a going concern, as well as the accuracy and completeness of all of the financial and other information and data, including without limitation the December 2019 financial projections, publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the December 2019 financial projections, Foros assumed, at the Board's direction and without independent verification, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company as a going concern. Foros did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. Foros did not evaluate the Company's ability to continue as a going concern and did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Foros assumed, at the Board's direction, that the Transactions will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions.

        Foros expressed no view or opinion as to any terms or other aspects of the Transactions (other than the Offer Price to the extent expressly specified in Foros's opinion), including, without limitation, the form or structure of the Transactions. Foros's opinion was limited to the fairness, from a financial point of view as of the date of its opinion, of the Offer Price to be paid to the holders of the Shares (other than holders of the Cancelled Shares), and no opinion or view was expressed with respect to any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions, nor does it address any legal, regulatory, tax or accounting matters. In addition, Foros's opinion was not intended to and does not constitute a recommendation to members of the Board as to whether they should approve the Transactions or the Merger Agreement, and Foros expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the Transactions or any related matter. Except as described above, the Board imposed no other limitations on the investigations made or procedures followed by Foros in rendering its opinion.

        As described in the section of this Schedule 14D-9 entitled "—Background of the Transactions" and "—Reasons for the Recommendation", at the Board's request, Foros, the Company and its other advisors had contact with more than 40 financial sponsors and strategic parties since May 16, 2019, with respect to the acquisition of, or other business combination with, the Company and other alternative transactions. After rendering its opinion, Foros has not solicited, and, absent direction of the Board and in accordance with the terms of the Merger Agreement, will not solicit, interest from third parties with respect to any such alternative transaction.

        Foros's opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Foros as of, the date of its opinion, and is not necessarily indicative of current market conditions. It should be understood that subsequent developments may affect Foros's opinion, and Foros does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Foros's opinion was approved by Foros's Opinion Committee.

        The following represents a summary of the material financial analyses presented by Foros to the Board in connection with Foros's opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Foros, nor does the order of analyses described represent relative importance or weight given by Foros to those analyses. Some of the financial analyses summarized below include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Foros's financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, would create a misleading or incomplete view of the financial analyses performed by Foros.

Discounted Cash Flow Analysis

        Foros conducted a discounted cash flow analysis on the Company using the December 2019 financial projections. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." The "unlevered free cash flows" refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered earnings before interest expense and after tax (and reduced by stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures and changes in net working capital. "Present value" refers to the current value of one or more future cash payments from the asset, which are referred to as that asset's cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. "Terminal value" refers to the capitalized value of all cash flows from an asset for periods beyond the forecast period.

        Foros calculated the adjusted unlevered free cash flows for the Company based on the December 2019 financial projections for calendar years 2020 through 2024. See the section of this Schedule 14D-9 captioned "—Certain Financial Projections" for more information with respect to the December 2019 financial projections, as well as the other financial projections prepared by the Company's management and provided to the Board and, in certain cases, Parent, and the section of this Schedule 14D-9 captioned "—Background of the Transactions" for more information with respect to Foros's discussion of Company management's financial projections, including the December 2019 financial projections, with the Board. Foros also calculated a terminal value for the Company by applying a perpetual growth rate ("PGR") of 2.5%, 3.0% and 3.5% to the adjusted unlevered free cash flows of the Company during the terminal period, which PGRs were based on considerations that Foros deemed relevant in its professional judgment and experience. The adjusted unlevered free cash flows and terminal value using each PGR were then discounted to present values using a discount rate of 10.5%, which was chosen by Foros based upon an analysis of the weighted average cost of capital of the Company using the capital asset pricing model and also based on considerations that Foros deemed relevant in its professional judgment and experience. Based on the foregoing, this analysis indicated an implied equity value per share of Company Common Stock equal to $0.85, $1.13 and $1.45, respectively, which values were then compared with the Offer Price of $4.00 per Share.

Historical Trading Multiples Analysis

        Foros calculated (i) the ratio of the Company's total enterprise value ("TEV") divided by its next twelve months ("NTM") Adjusted EBITDA ("TEV / NTM Adjusted EBITDA") and (ii) the ratio of the Company's TEV divided by its NTM Adjusted EBITDA after subtracting share based compensation ("TEV / NTM Adjusted EBITDA - SBC") over the period commencing on March 15, 2019 (the date of the Company's announcement of its earnings for the fourth quarter and year ended December 31, 2018 and the release of its revised financial guidance for fiscal year 2019) through August 8, 2019 (the day before the date of the Company's public announcement that the Company was reviewing strategic alternatives), which period Foros used to reflect trading prices of Company Common Stock that were not disturbed on account of the Company's announcement of its review of strategic alternatives on August 9, 2019. The results of Foros's historical trading multiples analysis are summarized below:

	TEV / NTM Adjusted EBITDA	TEV / NTM Adjusted EBITDA - SBC
As of August 8, 2019 (the day before the date of the Company's public announcement that the Company was reviewing strategic alternatives)	8.8x	10.6x

Average Since March 15, 2019 (the date of the Company's public announcement of its earnings for the fourth quarter and year ended December 31, 2018 and the release of its revised financial guidance for fiscal year 2019) through August 8, 2019

	9.0x	11.2x
High during such period	9.7x	12.4x
Low during such period	8.2x	10.1x

        Based on the results of this analysis and its professional judgment and experience, Foros selected ranges of multiples of TEV / NTM Adjusted EBITDA and TEV / NTM Adjusted EBITDA - SBC, and applied such ranges to the financial information for the Company provided in the December 2019 financial projections, and adjusted for estimated net indebtedness of $598 million as of December 31, 2019, in order to calculate an implied equity value per share of Company Common Stock. The analysis resulted in ranges of implied equity value per share of Company Common Stock of $1.06 to $3.20 and $0.60 to $2.72, respectively. Foros compared the values in these ranges with the Offer Price of $4.00 per Share.

        The following are factors that Foros noted for the Board but on which Foros did not rely in reaching its conclusion as to the fairness of the Offer Price:

Equity Research Analysts' Price Targets

        Foros reviewed and analyzed future public market trading price targets for the Company Common Stock prepared and published by equity research analysts as of December 6, 2019 (the last trading day before the public announcement of the Transactions) per FactSet and select Wall Street research. These targets reflected the analysts' estimates of the future public market trading price of the Company Common Stock in the next twelve months. The price targets are summarized in the following table:

Institution	12-Month Target Price	Report Date
Credit Suisse	$5.00	11/18/2019
Guggenheim	—	11/18/2019
Morgan Stanley	$4.00	11/15/2019
Cowen	$4.50	11/13/2019
JP Morgan	—	11/13/2019
Raymond James	$5.00	11/13/2019
Baird	$4.00	11/12/2019
Barclays	$3.00	11/12/2019
Deutsche Bank	$2.00	11/12/2019
Wells Fargo	$3.00	11/12/2019
William Blair	—	11/12/2019

        Using a discount rate of 12.0% to reflect the Company's cost of equity, which was selected by Foros upon the application of its professional judgment and experience, Foros discounted the research analyst price targets to December 31, 2019 to arrive at an illustrative range of present values for these trading price targets. This analysis indicated an implied range of equity values of $1.81 to $4.53 per share of Company Common Stock, with a median equity value of $3.62 per share of Company Common Stock. Foros noted that certain price targets reflected some probability of a strategic alternative transaction after the Company publicly announced on August 9, 2019 that it was reviewing strategic alternatives for the Company.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Company Common Stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Historical Trading Price Range

        Foros reviewed historical trading prices of the Company Common Stock during the period from March 15, 2019 (the date of the Company's public announcement of its earnings for the fourth quarter and year ended December 31, 2018 and the release of its revised financial guidance for fiscal year 2019) until December 6, 2019 (the last trading day before the public announcement of the Transactions), noting that the low and high closing prices during such period ranged from $3.10 to $6.62 for the Company Common Stock. Foros noted that the trading prices since the August 9, 2019 announcement by the Company that the Company was reviewing strategic alternatives for the Company reflect some probability of a strategic alternative transaction involving the Company.

Implied Transaction Multiples

        Based on the December 2019 financial projections, consensus estimates per FactSet and estimated net indebtedness of $598 million as of December 31, 2019, Foros calculated and compared the ratios of the Company's TEV to its (i) Adjusted EBITDA, (ii) Adjusted EBITDA after subtracting share-based compensation ("SBC"), (iii) Adjusted EBITDA after subtracting capital expenditures ("Capex") and (iv) Adjusted EBITDA after subtracting SBC and Capex for (A) estimated calendar year 2019 and (B) estimated calendar year 2020:

	CY 2019E (Consensus)	CY 2020E (Consensus)	CY 2019E (December 2019 financial projections)	CY 2020E (December 2019 financial projections)
TEV / Adjusted EBITDA	12.7x	10.9x	12.4x	10.7x
TEV / Adjusted EBITDA - SBC	16.6x	13.7x	16.3x	14.0x
TEV / Adjusted EBITDA - Capex	18.2x	14.1x	17.4x	13.0x
TEV / Adjusted EBITDA - SBC - Capex	27.8x	19.2x	26.4x	18.3x

General

        The preparation of a financial opinion is a complex analytical process involving, among other things, various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the processes underlying Foros's opinion. Foros did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Foros considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Foros made its determination as to fairness of the Offer Price on the basis of its professional judgment and experience after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions, including the Offer and the Merger.

        Foros prepared its analyses for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of December 8, 2019, of the Offer Price to be paid pursuant to the Transactions to holders of the Shares (other than the holders of the Cancelled Shares), and based upon and subject to the factors and assumptions therein. Foros's analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Foros's analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Foros, any of their affiliates or any other person assumes responsibility if future results are materially different from those forecast.

        The type and amount of consideration payable in the Transactions was determined through arm's-length negotiations between the Company and Parent and was approved by the Board. Foros provided advice to the Board during these negotiations. Foros did not, however, recommend any specific amount of consideration to the Company or the Board or indicate that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

        The decision to enter into the Merger Agreement and make its recommendation to the Company's shareholders in respect of the Offer was solely that of the Board. As described above in the section titled "—Reasons for the Recommendation," Foros's opinion and analyses were only one of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board with respect to the Transactions or the Offer Price. The foregoing summary does not purport to be a complete description of the analyses performed by Foros in connection with its opinion and is qualified in its entirety by reference to the written opinion of Foros attached as Annex A to this Schedule 14D-9.

        Other than described in the section titled "Item 5. Person/Assets, Retained, Employed, Compensated or Used," Foros does not have any material relationship that existed in the last two years, or that is contemplated in the future, between Foros and any of the Company, Parent or Purchaser.

        For a description of the terms of Foros's engagement with the Company, see the discussion set forth in "Item 5. Person/Assets, Retained, Employed, Compensated or Used."

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Foros

        Foros has acted as financial advisor to the Company in connection with the Board's review of strategic alternatives, including the Offer and the Merger, and will receive fees for its services. Under the terms of Foros's engagement letter with the Company, in connection with the Offer and the Merger, the Company has agreed to pay Foros a fee of approximately $9 million for its services, $2 million of which became due and payable at the time Foros delivered its opinion, and the remainder of which is contingent upon the consummation of the Offer and the Merger. Aside from Foros's current engagement as the Company's financial advisor, Foros has not previously been engaged to provide services to the Company or any of its subsidiaries, except that in July 2018, Foros was engaged by the Company to provide advice with respect to a potential acquisition (which did not proceed) and an assessment of the Company's strategic positioning and M&A strategy. Foros did not receive any compensation in relation to this prior engagement, and, except as described above in relation to its current engagement as the Company's financial advisor, has not received any compensation from the Company or any of its subsidiaries. Foros has not been engaged to provide services to or received compensation from Parent or any of its subsidiaries.

        Subject to certain limitations, the Company has agreed to reimburse Foros for its reasonable and documented travel and other out-of-pocket expenses actually incurred in connection with its engagement. In addition, the Company has agreed to indemnify Foros and each of its affiliates, and each of their respective controlling persons, directors, officers, employees and agents against specified liabilities arising out of Foros's engagement.

        Additional information pertaining to the retention of Foros by the Company is set forth in "Item 4. The Solicitation or Recommendation—Opinion of Foros Securities LLC" and is hereby incorporated by reference in this Item 5.

Solicitations/Recommendations

        Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations concerning the Offer or the Merger may be made by directors, officers or employees of the Company, for which services no compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        To the Company's knowledge after reasonable inquiry, no transactions in the Company Common Stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company" is incorporated herein by reference.

Golden Parachute Compensation

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of compensation that each named executive officer could receive that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Company's named executive officer.

        The amounts set forth below are estimates of amounts that would be payable to the named executive officer assuming the Offer Price is $4.00, the Effective Time occurs on January 7, 2020 (which is the assumed date of the Effective Time for purposes of the disclosure in this section), and the employment of Mr. Griffin is terminated in a Qualifying Termination immediately following such assumed Effective Time. These estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. Some of the assumptions are based on information not currently available, and as a result the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Payments(1)

Name(2)	Cash(3)	Equity(4)	Pension/ NQDC(5)	Perquisites/ Benefits(6)	Tax Reimbursement(7)	Other	Total
Brian Griffin	$3,928,767	$3,500,912	—	$32,974	—	—	$7,462,653
Chief Executive Officer

(1)
The amounts reported in the "Cash," "Equity," and "Perquisites/Benefits" columns are attributable to double-trigger arrangements (i.e., the amounts are triggered by the occurrence of a qualifying termination of employment within 12 months following the Merger). No payments are attributable to single-trigger arrangements (i.e., accelerated payments occurring upon the completion of the Merger and with respect to which payment is not conditioned upon the named executive officer's qualifying termination of employment).

(2)
None of the Company's other named executive officers reported in the Proxy Statement are currently employed by the Company, and none will receive any compensation based on or otherwise related to the Merger.

(3)
Amount reflects the following cash severance benefits under the Severance Plan that would be payable to Mr. Griffin in the event of his Qualifying Termination within 12 months following a change in control: (i) an amount equal to 24 times Mr. Griffin's monthly base salary in effect immediately prior to the Qualifying Termination, payable during the 24-month period following Mr. Griffin's Qualifying Termination, plus (ii) a prorated portion of Mr. Griffin's target annual cash bonus for the calendar year in which the Qualifying Termination occurs, payable within 60 days of Mr. Griffin's Qualifying Termination, plus (iii) any accrued, but unpaid as of the date of the Qualifying Termination, annual cash bonus for any completed fiscal year preceding a Qualifying Termination, to be paid no later than March 15th following such completed fiscal year. For purposes of clause (iii) of the immediately preceding sentence, the amount included is equal to the target 2019 fiscal year annual bonus for Mr. Griffin.

(4)
Amount reflects the acceleration value of the unvested stock option and restricted stock unit awards held by Mr. Griffin, as described in more detail above in the section entitled "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company."

DOUBLE TRIGGER EQUITY ACCELERATION

          Each outstanding and unvested Company option held by Mr. Griffin will be automatically converted into an Adjusted Option equal to the product (rounded down to the nearest whole number) of (i) (A) in the case of a service-based Company option, the total number of shares of Company Common Stock subject to such Company option immediately prior to the Effective Time or (B) in the case of a performance-based Company option, the number of shares of Company Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Company Common Stock remaining subject to the award, if the performance period is scheduled to end after the Effective Time, and (ii) the Equity Award Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Company Common Stock of such Company option immediately prior to the Effective Time divided by (2) the Equity Award Conversion Ratio, in each case, generally subject to the same terms and conditions, including vesting and exercisability, as applied to the Company option for which the Adjusted Option was exchanged. Under the vesting terms of Mr. Griffin's option award agreements, which will continue in effect following the Effective Time, outstanding Company options vest in full in the event Mr. Griffin's employment is terminated without cause or by Mr. Griffin due to good reason within 12 months following a change in control of the Company. Because the Offer Price of $4.00 per share is less than the exercise price per share of the outstanding Company options held by Mr. Griffin, no value is reported in this table for the Adjusted Options to be received by Mr. Griffin.

          Each outstanding Company RSU held by Mr. Griffin will be automatically converted into an Adjusted RSU relating to a number of shares of Parent common stock equal to the product of (i) (A) in the case of a service-based Company RSU, the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, or (B) in the case of a performance-based Company RSU, the number of shares of Company Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Company Common Stock remaining subject to the award (less any shares of Company Common Stock vested at or prior to the Effective Time), if the performance period is scheduled to end after the Effective Time, multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares, in each case, generally subject to the same terms and conditions, including vesting and settlement, as applied to the Company RSU for which the Adjusted RSU was exchanged. Under the vesting terms of Mr. Griffin's restricted stock unit award agreements, which will continue in effect following the Effective Time, the outstanding Company RSUs will vest in full in the event Mr. Griffin's employment is terminated without cause or by Mr. Griffin due to good reason within 12 months following a change in control of the Company.

Named Executive Officer	Number of Options (#)	Value of Options ($)	Number of Restricted Stock Units (#)	Value of Restricted Stock Units ($)
Brian Griffin	344,432	0	875,228	3,500,912
(5)
As of the date of this filing, Mr. Griffin does not participate in or have account balances in a qualified or non-qualified defined benefit plan or a non-qualified deferred compensation plan sponsored or maintained by the Company.

(6)
Amount reflects reimbursements, as provided for under the Severance Plan, in respect of the monthly cost of maintaining health benefits under COBRA for Mr. Griffin under the Company's group health plan (less amounts that active employees pay), based on the insurance premiums in effect as of January 7, 2020, for a period of 24 months following a termination of employment.

(7)
Mr. Griffin is not eligible to receive a tax reimbursement based on or otherwise related to the Merger. The Severance Plan provides that the change in control benefits payable to Mr. Griffin are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for Mr. Griffin. The amounts above do not reflect any possible reductions under that provision.

Vote Not Required to Approve the Merger

        The Board has approved the Transactions, including the Offer and the Merger, and the Merger Agreement in accordance with the MBCA. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public shareholders before effecting the Merger. Section 703a(3) of the MBCA provides that, with respect to a tender offer for a public corporation, and subject to certain statutory provisions, if the offeror purchases, in accordance with the offer, together with any other shares the offeror otherwise directly or indirectly holds, at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other shareholders receive the same consideration for their stock in the merger as was payable in the tender offer, the offeror can effect a merger without a vote of the other shareholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the shareholders of the Company in accordance with Section 703a(3) of the MBCA.

Anti-Takeover Statute

        The Company may opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder, unless:

  •
  prior to such date, the board of directors approved the business combination;

  •
  prior to such date, the board of directors, by resolution, exempted a particular interested shareholder from these provisions; or

  •
  on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates.

        The MBCA defines a "business combination" to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An "interested shareholder" is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. To date, the Board has not elected to opt-in to these provisions.

        Each of Parent and Purchaser is not, nor at any time for the past three years has been, an "interested shareholder" of the Company as defined in Chapter 7A of the MBCA. In accordance with the provisions of Section 703a of the MBCA, the Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, under Section 782 of the MBCA, the restrictions of Chapter 7A of the MBCA are inapplicable to the Offer, the Merger and the Transactions.

No Appraisal Rights

        Pursuant to the MBCA, no appraisal or dissenter's rights will be available to shareholders of the Company in connection with the Merger.

Legal Proceedings

        Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Antitrust Approval

        Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

        Parent filed its Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 12, 2019 (and the Company submitted its equivalent filing on December 18, 2019). The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 P.M., New York City time, on December 27, 2019.

        At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the closing of the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the parties or their affiliates. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer or the closing of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Healthcare Licenses

        In connection with the consummation of the Offer and the Merger, under certain healthcare laws, certain filings, applications and notifications are required to be made and certain consents, authorizations and approvals are required to be obtained. The receipt of certain of these consents, authorizations and approvals, and the making of certain of these filings, applications and notices is an Offer Condition.

        There can be no assurance that such consents, authorizations, approvals, filings, applications or notices will be made or received.

        The Company believes that the only material regulatory filings that will be required to consummate the Offer and the Merger are the filings of the Premerger Notification and Report Forms pursuant to the HSR Act and those outlined in the paragraphs above with respect to certain healthcare licenses.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the SEC on March 18, 2019, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, as filed with the SEC on May 10, 2019, August 9, 2019 and November 12, 2019, respectively.

Forward-Looking Statements

        Forward-looking statements made herein with respect to the Offer and related transactions, including, for example, the timing of the completion of the Offer and the Merger or the potential benefits of the Offer and the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company's actual results may differ materially from its expectations or projections.

        The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and related transactions on the Company's business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee; the outcome of any legal proceedings that may be instituted against the Company related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger; uncertainties as to the number of shareholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the Merger, including the receipt of regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company's other reports and other public filings with the SEC.

        Additional information concerning these and other factors that may impact the Company's expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2018, as supplemented by its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019 and September 30, 2019. The Company's SEC filings are available publicly on the SEC's website at www.sec.gov, on the Company's website http://ir.diplomat.is/investors/default.aspx or upon request via email to tpowers@Diplomat.is. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 9, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by UnitedHealth Group Incorporated and Denali Merger Sub, Inc. on January 9, 2020 (the "Schedule TO"))
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement published in The New York Times on January 9, 2020 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(5)(A)	Opinion of Foros Securities LLC, dated December 8, 2019 (included as Annex A to this Schedule 14D-9)
(a)(5)(B)	Press Release of the Company and Parent, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2019)
(a)(5)(C)	Company Employee Communication, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company's Schedule 14D-9 filed with the SEC on December 9, 2019)
(a)(5)(D)	Key Messages of the Company and Parent, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.2 to the Company's Schedule 14D-9 filed with the SEC on December 9, 2019)
(a)(5)(E)	Frequently Asked Questions of the Company and Parent, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.3 to the Company's Schedule 14D-9 filed with the SEC on December 9, 2019)
(a)(5)(F)	Message from Tom Mullin to All Company Employees, dated December 10, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company's Schedule 14D-9 filed with the SEC on December 10, 2019)
(e)(1)
Agreement and Plan of Merger, dated as of December 9, 2019, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2019)
(e)(2)
Tender and Support Agreement, dated as of December 9, 2019, by and among Parent, Purchaser and the Hagerman Parties (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2019)

Exhibit Number	Description
(e)(3)	Consent Letter Agreement, dated December 9, 2019, by and between Brian Griffin and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2019)
(e)(4)
Consent Letter Agreement, dated December 9, 2019, by and between Daniel Davison and the Company (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2019)
(e)(5)	Consent Letter Agreement, dated December 9, 2019, by and between Dave Loschinskey and the Company (filed herewith)
(e)(6)	Diplomat Pharmacy, Inc. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(7)
Form of Stock Option Award Agreement (Time-Based) (2014 Omnibus Incentive Plan) (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(8)
Form of Restricted Stock Award Agreement (2014 Omnibus Incentive Plan) (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(9)
Form of Stock Option Award Agreement (Performance-Based) (2014 Omnibus Incentive Plan) (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(10)
Form of Restricted Stock Award Agreement (Non-Employee Directors) (2014 Omnibus Incentive Plan) (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(11)
Form of Stock Option Award Agreement (Time-Based) (2014 Omnibus Incentive Plan) (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(12)	Form of Restricted Stock Unit Award Agreement (Time-Based) (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(13)	Form of Restricted Stock Unit Award Agreement (Performance-Based) (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(14)	Form of Stock Option Award Agreement (Time-Based) (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(15)
Form of Restricted Stock Unit Award Agreement (Performance-Based) Sign-On Inducement Equity Award (incorporated herein by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(16)
Form of Restricted Stock Unit Award Agreement Sign-On Inducement Equity Award (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)

Exhibit Number	Description
(e)(17)	Form of Restricted Stock Unit Award Agreement (Performance-Based) Make-Whole Inducement Equity Award (incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(18)
Form of Restricted Stock Unit Award Agreement Make-Whole Inducement Equity Award (incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(19)
Form of Stock Option Award Agreement Make-Whole Inducement Equity Award (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(20)	Diplomat Pharmacy, Inc. Annual Performance Bonus Plan (incorporated herein by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(21)	Diplomat Non-Employee Director Compensation Program (October 2018) (incorporated herein by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(22)
Offer Letter, dated May 9, 2018, by and between Brian Griffin and the Company (incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed with the SEC on March 18, 2019)
(e)(23)	Diplomat Pharmacy, Inc. Executive Severance Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 13, 2019)
(e)(24)
Employment Agreement, dated March 14, 2019, effective April 8, 2019, by and between the Company and Daniel Davison (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2019)
(e)(25)
Form of Modified Restricted Stock Unit Award Agreement (Performance-Based) Sign-On Inducement Equity Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 9, 2019)
(e)(26)
Amended and Restated Diplomat Pharmacy, Inc. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2019)
(e)(27)	Form of Omnibus Amendment to Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2019)
(e)(28)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 24, 2019

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

DIPLOMAT PHARMACY, INC.
By:	/s/ BRIAN GRIFFIN
	Name:	Brian Griffin
	Title:	Chief Executive Officer

Dated: January 9, 2020

ANNEX A

OPINION OF FOROS SECURITIES LLC

December 8, 2019

The Board of Directors
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street
Flint, MI 48507

Members of the Board of Directors:

                We understand that Diplomat Pharmacy, Inc., a Michigan corporation (the "Company") proposes to enter into the Agreement and Plan of Merger, dated as of December 9, 2019 (the "Merger Agreement"), by and among UnitedHealth Group Incorporated, a Delaware corporation ("Parent"), Denali Merger Sub, Inc., a Michigan corporation and wholly owned subsidiary of Parent ("Merger Sub") and the Company, pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the "Tender Offer") for all the outstanding shares of the common stock, no par value, of the Company ("Company Common Stock") for $4.00 per share, net to the seller in cash (the "Consideration"), and (ii) Merger Sub will merge with and into the Company, with the Company surviving (the "Merger") and each share of Company Common Stock (other than shares owned by the Company or held in the Company's treasury and all Shares owned by Parent or Merger Sub or any of their respective wholly owned subsidiaries (in each case, other than those held on behalf of any third party) all of which shares would cease to be outstanding, be cancelled and cease to exist, with no payment being made with respect thereto (collectively, "Cancelled Shares")) would be converted into the right to receive an amount in cash equal to the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

                You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Cancelled Shares) of the Consideration to be paid to such holders in the Transaction.

                In connection with this opinion, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to the Company that we deemed relevant;

  (2)
  reviewed certain information, including financial forecasts approved by the Board of Directors of the Company on December 3, 2019 (the "Company Forecasts") and other financial and operating data concerning the Company, prepared by the management of the Company;

  (3)
  discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

  (4)
  reviewed the trading history for Company Common Stock and a comparison of that trading history with the trading histories of certain other publicly traded companies we deemed relevant;

  (5)
  compared certain financial and stock market information of the Company with similar publicly available information of certain other companies we deemed relevant;

461 Fifth Avenue, 17th Floor
New York, NY 10017
Tel: 212-340-7000
Fax: 212-340-7001

www.forosgroup.com

  (6)
  reviewed the Merger Agreement; and

  (7)
  performed such other analyses and studies and considered such other factors as we deemed appropriate.

                In arriving at our opinion, we have assumed and relied upon, at your direction and without independent verification, that the Company will continue as a going concern and the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company as a going concern. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the Company's ability to continue as a going concern or the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

                We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Common Stock (other than holders of Cancelled Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction.

                This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement, and we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

                We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, a portion of which is payable in connection with rendering this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

                We and our affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and in the future may receive compensation for the rendering of these services.

                It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of the Company in connection with the Transaction.

                Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

                Based upon and subject to the foregoing, including the assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid pursuant to the Transaction to holders of Company Common Stock (other than holders of Cancelled Shares) is fair, from a financial point of view, to such holders.

Very truly yours,
FOROS SECURITIES LLC